UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 29, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Interim Results Announcement

30 June 2025

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2025 to the corresponding six months of 2024 and balance sheet analysis as at 30 June 2025 with comparatives relating to 31 December 2024 and 30 June 2024. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 28 July 2025, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2024, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 89 to 96 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (“ESG”) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of anti-ESG rules and regulations, or other forms of governmental and regulatory action against ESG policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy following the US elections in 2024; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions (including the acquisition of Tesco Bank completed in November 2024), disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a return on tangible equity (RoTE) of 13.2% in H125, and announced £1.4bn total capital distributions to shareholders in respect of the first half of 2025

C. S. Venkatakrishnan, Group Chief Executive, commented

“We remain on track to achieve the objectives of our three-year plan, delivering structurally higher and more stable returns for our investors. At the mid-point of the plan, with six quarters of consistent execution, we have achieved over half of the c.£30bn planned UK risk weighted assets (RWAs) growth, half of the target income growth and realised two-thirds of the £2bn planned gross cost efficiency savings. In Q225 we delivered RoTE of 12.3%; year-on-year income grew by 14% and profit before tax by 28%. Earnings per share (EPS) grew by 41% reflecting profit growth and the impact of share buybacks, with tangible net asset value (TNAV) per share growth of 13%. Given strong organic capital generation and common equity tier 1 (CET1) ratio of 14.0%, today we announced a further £1bn share buyback and a half year dividend of 3.0p per share, equating to £1.4bn of total capital distributions in respect of the first half of 2025, a 21% increase year-on-year."

●
H125 Group statutory RoTE of 13.2%, with EPS improving to 24.7p (H124: 18.6p)

-
Q225 Group statutory RoTE of 12.3%

●
Completed the £1bn share buyback announced with FY24 Results. Announced intention to initiate a share buyback of up to £1bn (H124: £750m) and a dividend of 3.0p per share for H125 (H124: 2.9p), on track to deliver progressive increase in total capital returns versus 2024

●
Achieved £17bn1 of the c.£30bn planned UK RWA growth, of which £10bn was organic growth

●
H125 Group loan loss rate (LLR) of 52bps (H124: 45bps), within the through the cycle range of 50-60bps

●
H125 Group cost: income ratio improved to 58% (H124: 62%) driven by positive operating leverage (FY25 guidance of c.61%)

-
Delivered c.£350m of gross cost efficiency savings in H125 (FY25 guidance of c.£500m)

●
Strong balance sheet with CET1 ratio of 14.0%

-
Taking into account the impact of the £1bn share buyback announced today, the CET1 ratio as of 30 June 2025 would be reduced by c.30bps to 13.7%, in line with the 13-14% target range

●
TNAV per share of 384p (December 2024: 357p)

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return
Q225	£7.2bn	£2.5bn	£1.7bn	59%	44bps	12.3%	11.7p	384p	14.0%	£1.4bn
H125	£14.9bn	£5.2bn	£3.5bn	58%	52bps	13.2%	24.7p

Q225 Performance highlights:

●
Group RoTE was 12.3% (Q224: 9.9%) with profit before tax of £2.5bn (Q224: £1.9bn). All divisions delivered double-digit RoTE in Q225

●
Group income of £7.2bn was up 14% year-on-year2, with Group net interest income (NII) excluding Barclays Investment Bank and Head Office of £3.1bn, up 12% year-on-year

-
Barclays UK income increased 12%, driven by higher structural hedge income and the Tesco Bank acquisition

-
Barclays UK Corporate Bank (UKCB) income increased 17%, reflecting higher average deposit and lending balances, and higher structural hedge income

-
Barclays Private Bank and Wealth Management (PBWM) income increased 9%, reflecting higher client balances and transactional activity

-
Barclays Investment Bank (IB) income increased 10%, driven by Global Markets, partially offset by Investment Banking

-
Barclays US Consumer Bank (USCB) income was stable, reflecting card balance growth offset by the strengthening of GBP against USD. On a USD basis income was up 7%

●
Group total operating expenses were £4.2bn, up 5% year-on-year, with a cost: income ratio of 59% (Q224: 63%)

-
Group operating costs increased 4% to £4.1bn, reflecting Tesco Bank costs, further investment spend and business growth, inflation, partially offset by c.£200m of cost efficiency savings

●
Credit impairment charges were £0.5bn (Q224: £0.4bn) with an LLR of 44bps (Q224: 38bps), including the impact of Tesco Bank

1
Represents RWAs from business growth across Barclays UK, Private Bank and Wealth Management, and UK Corporate Bank, excludes the effects of securitisations, model updates and other methodological changes. Also excludes additional Operational Risk RWAs related to organic growth.

2	Q224 included a £220m loss on sale of the performing Italian retail mortgage portfolio and a £20m loss on disposal from the German consumer finance business.

H125 Performance highlights:

●
Group RoTE was 13.2% (H124: 11.1%) with profit before tax of £5.2bn (H124: £4.2bn)

●
Group income of £14.9bn was up 12% year-on-year1 with Group NII excluding Barclays Investment Bank and Head Office of £6.1bn, up 13% year-on-year

●
Group total operating expenses were £8.6bn, up 5% year-on-year

-
Group operating costs increased 5% to £8.4bn, reflecting Tesco Bank costs, further investment spend and business growth, inflation and the c.£50m expense for the employee share grant announced at FY24 Results, partially offset by c.£350m of cost efficiency savings

●
Credit impairment charges were £1.1bn (H124: £0.9bn) with an LLR of 52bps (H124: 45bps) including the impact of Tesco Bank

●
CET1 ratio of 14.0% (December 2024: 13.6%), with RWAs of £353.0bn (December 2024: £358.1bn) and TNAV per share of 384p (December 2024: 357p)

Group financial guidance and targets2:

 2025 guidance
●
Returns: RoTE of c.11%

●
Capital returns: progressive increase in total capital returns versus 2024

●
Income: Group NII excluding IB and Head Office of greater than £12.5bn, of which Barclays UK NII of greater than £7.6bn

●
Costs: Group cost: income ratio of c.61%. This includes total gross efficiency savings of c.£500m in 2025

●
Impairment: LLR of 50-60bps through the cycle

●
Capital: CET1 ratio target range of 13-14%

    2026 targets
●
Returns: RoTE of greater than 12%

●
Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks

-
Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks

-
Dividends will continue to be paid semi-annually

-
This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%

●
Income: Group total income of c.£30bn

●
Costs: Group cost: income ratio of high 50s in percentage terms, implying Group total operating expenses of c.£17bn, based on targeted Group total income of c.£30bn. Cost target includes total gross efficiency savings of c.£2bn by 2026

●
Impairment: expect an LLR of 50-60bps through the cycle

●
Capital: CET1 ratio target range of 13-14%

-
Targeting IB RWAs of c.50% of Group RWAs in 2026

-
Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn

-
c.£3-10bn RWAs from Basel 3.1, with implementation expected from 1 January 2027

-
c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to model build and portfolio changes, implementation could be beyond 2026

-
0.1% increase in Pillar 2A from Q125 until model implementation

1	H124 included a £220m loss on sale of the performing Italian retail mortgage portfolio and a £20m loss on disposal from the German consumer finance business.
2	Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.

Barclays Group results	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
	£m	£m	% Change	£m	£m	% Change
Barclays UK	4,193	3,713	13	2,119	1,887	12
Barclays UK Corporate Bank	1,003	877	14	519	443	17
Barclays Private Bank and Wealth Management	697	632	10	348	320	9
Barclays Investment Bank	7,180	6,347	13	3,307	3,019	10
Barclays US Consumer Bank	1,687	1,678	1	823	819	—
Head Office	136	30		71	(164)
Total income	14,896	13,277	12	7,187	6,324	14
Operating costs	(8,407)	(7,997)	(5)	(4,149)	(3,999)	(4)
UK regulatory levies	(96)	(120)	20	—	—	—
Litigation and conduct	(87)	(64)	(36)	(76)	(7)
Total operating expenses	(8,590)	(8,181)	(5)	(4,225)	(4,006)	(5)
Other net income/(expenses)	9	16	(44)	(9)	4
Profit before impairment	6,315	5,112	24	2,953	2,322	27
Credit impairment charges	(1,112)	(897)	(24)	(469)	(384)	(22)
Profit before tax	5,203	4,215	23	2,484	1,938	28
Tax charge	(1,173)	(892)	(32)	(552)	(427)	(29)
Profit after tax	4,030	3,323	21	1,932	1,511	28
Non-controlling interests	(23)	(26)	12	(21)	(23)	9
Other equity instrument holders	(484)	(510)	5	(252)	(251)	—
Attributable profit	3,523	2,787	26	1,659	1,237	34

Performance measures
Return on average tangible shareholders' equity	13.2%	11.1%		12.3%	9.9%
Average tangible shareholders' equity (£bn)	53.5	50.1		53.9	49.8
Cost: income ratio	58%	62%		59%	63%
Loan loss rate (bps)	52	45		44	38
Basic earnings per ordinary share	24.7p	18.6p		11.7p	8.3p
Dividend per share	3.0p	2.9p	3
Share buybacks announced (£m)	1,000	750	33
Total payout equivalent per share	c.10.1p	c.8.0p	26
Basic weighted average number of shares (m)	14,262	14,972	(5)	14,211	14,915	(5)
Period end number of shares (m)	14,180	14,826	(4)
Period end tangible shareholders' equity (£bn)	54.5	50.4

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	417.8	414.5	399.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.4%
Total assets	1,598.7	1,518.2	1,576.6
Deposits at amortised cost	564.5	560.7	557.5
Tangible net asset value per share	384p	357p	340p
Common equity tier 1 ratio	14.0%	13.6%	13.6%
Common equity tier 1 capital	49.5	48.6	47.7
Risk weighted assets	353.0	358.1	351.4
UK leverage ratio	5.0%	5.0%	5.0%
UK leverage exposure	1,259.8	1,206.5	1,222.7

Funding and liquidity
Group liquidity pool (£bn)	333.7	296.9	328.7
Liquidity coverage ratio2	177.7%	172.4%	167.0%
Net stable funding ratio3	135.6%	134.9%	136.4%
Loan: deposit ratio	74%	74%	72%

1	Refer to pages 55 to 59 for further information on how capital, RWAs and leverage are calculated.
2
Represents average of the last 12 spot month end ratios. From June 2025, Barclays is prospectively implementing a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR), see page 50 for additional information.

3	Represents average of the last four spot quarter end positions.

Group Finance Director's Review

H125 Group performance

●
Barclays delivered a profit before tax of £5,203m (H124: £4,215m), RoTE of 13.2% (H124: 11.1%) and EPS of 24.7p (H124: 18.6p)
●
The Group has a diverse income profile across businesses and geographies. The appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses
●
Group statutory income increased 12% to £14,896m driven by higher income in Global Markets across FICC and Equities, higher structural hedge income and Tesco Bank income
●
Group total operating expenses increased to £8,590m (H124: £8,181m)
-
Group operating costs increased 5% to £8,407m, reflecting Tesco Bank costs, further investment spend and business growth, inflation and the c.£50m expense for the employee share grant announced at FY24 Results, partially offset by c.£350m of cost efficiency savings
●
Credit impairment charges increased to £1,112m (H124: £897m), primarily driven by the acquisition of Tesco Bank and elevated US macroeconomic uncertainty, including the post model adjustment booked in Q125. Total coverage ratio remains stable at 1.2% (December 2024: 1.2%)
●
The effective tax rate (ETR) was 22.5% (H124: 21.2%)
●
Attributable profit was £3,523m (H124: £2,787m)
●
Total assets increased to £1,598.7bn (December 2024: £1,518.2bn), driven by an increase in trading activity in IB and an increase in the liquidity pool from increased wholesale funding. This was partially offset by a reduction in derivative assets and the strengthening of spot GBP against USD
●
TNAV per share increased to 384p (December 2024: 357p) including EPS of 24.7p and 11p benefit from the cash flow hedging reserve. These were partially offset by a 6p reduction from the FY24 dividend paid during H125 and net negative other reserve movements

Group capital and leverage

●
The CET1 ratio increased by c.50bps to 14.0% (December 2024: 13.6%) as CET1 capital increased by £1.0bn to £49.5bn and RWAs decreased by £5.1bn to £353.0bn:
-
c.100bps increase from attributable profit
-
c.50bps decrease driven by shareholder distributions including the completed £1.0bn share buyback announced with FY24 results and an accrual towards the total 2025 dividend
-
c.20bps increase from other CET1 capital movements, including an increase in the fair value through other comprehensive income reserve
-
c.10bps decrease as a result of a £3.7bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by continued lending growth in Barclays UK and UKCB and trading activity in IB, partially offset by the disposal of the German consumer finance business
-
A £1.6bn decrease in CET1 capital due to a decrease in the currency translation reserve was partially offset by a £8.8bn decrease in RWAs as a result of foreign exchange movements
●
The UK leverage ratio remained stable at 5.0% (December 2024: 5.0%), as the leverage exposure increased by £53.3bn to £1,259.8bn (December 2024: £1,206.5bn) offset by an increase of £2.2bn in Tier 1 capital. The increase in leverage exposure was largely driven by an increase in trading activity in IB, partially offset by the strengthening of spot GBP against USD

Group funding and liquidity

●
The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
The liquidity pool was £333.7bn, an increase of £36.8bn from December 2024 (£296.9bn). The increase in the liquidity pool was primarily driven by deposit growth across businesses and increased term wholesale funding
●
The average1 LCR increased to 177.7% (December 2024: 172.4%), equivalent to a surplus of £135.0bn (December 2024: £127.5bn)
●
Total deposits increased to £564.5bn (December 2024: £560.7bn), primarily driven by customer deposit growth in IB and UKCB
●
The average2 Net Stable Funding Ratio (NSFR) was 135.6% (December 2024: 134.9%), which represents a £166.6bn surplus (December 2024: £162.9bn) above the 100% regulatory requirement
●
Wholesale funding outstanding, excluding repurchase agreements, was £203.5bn (December 2024: £186.0bn)
●
The Group issued £10.3bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in H125. The Group has a strong MREL position with a ratio of 35.4%, which is in excess of the regulatory requirement of 30.7% plus a confidential, institution specific, PRA buffer

1
Represents average of the last 12 spot month end ratios. From June 2025, Barclays is prospectively implementing a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio, see page 50 for additional information

2	Represents average of the last four spot quarter end ratios.

Other matters

●
Disposal of German consumer finance business: In Q125, Barclays Bank Ireland PLC announced the completion of the sale of its German consumer finance business to BAWAG P.S.K., a wholly owned subsidiary of BAWAG Group AG. The sale released c.£3.3bn of RWAs, increasing Barclays’ CET1 ratio by c.10bps in Q125
●
Long-term strategic partnership for Payment Acceptance business: On 17 April 2025, Barclays announced it had entered into a long-term strategic partnership with Brookfield Asset Management Ltd to grow and transform Barclays' Payment Acceptance business, previously referred to as the Merchant Acquiring business
●
UK Financial Conduct Authority (FCA) investigations concerning financial crime systems and controls and compliance with the Money Laundering Regulations: The UK FCA conducted civil enforcement investigations into Barclays Bank PLC’s and Barclays Bank UK PLC’s compliance with the Money Laundering Regulations and the UK FCA’s Principles of Business and Rules relating to anti-money laundering and financial crime systems and controls. The UK FCA's investigation of Barclays Bank PLC focused primarily on the historical oversight and management of a customer with heightened risk. In July 2025, Barclays Bank PLC agreed a settlement for £39m with the UK FCA to resolve the investigation. At the same time, Barclays Bank UK PLC reached a settlement with the UK FCA in a separate investigation concerning the onboarding of a client money account for an UK FCA-regulated firm. Barclays Bank UK PLC reached a monetary settlement for £9m which included a £6m voluntary payment for losses suffered by underlying investors. The UK FCA recognised Barclays’ cooperation in both matters, which are now concluded
●
Motor finance: There has been no change to Barclays Motor Finance provision in H125. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain and as a result the ultimate financial impact could be materially different to the amount provided, additional details of which are set out in Note 12 Provisions on page 80 and Note 16 Legal, competition and regulatory matters on page 83

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,677	3,146	17	1,855	1,597	16
Net fee, commission and other income	516	567	(9)	264	290	(9)
Total income	4,193	3,713	13	2,119	1,887	12
Operating costs	(2,283)	(2,048)	(11)	(1,168)	(1,041)	(12)
UK regulatory levies	(43)	(54)	20	—	—
Litigation and conduct	(29)	(6)		(27)	(4)
Total operating expenses	(2,355)	(2,108)	(12)	(1,195)	(1,045)	(14)
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	1,838	1,605	15	924	842	10
Credit impairment charges	(237)	(66)		(79)	(8)
Profit before tax	1,601	1,539	4	845	834	1
Attributable profit	1,090	1,063	3	580	584	(1)

Performance measures
Return on average allocated tangible equity	18.6%	20.4%		19.7%	22.3%
Average allocated tangible equity (£bn)	11.7	10.4		11.8	10.5
Cost: income ratio	56%	57%		56%	55%
Loan loss rate (bps)	21	6		14	1
Net interest margin	3.55%	3.15%		3.55%	3.22%

Key facts	As at 30.06.25	As at 30.06.24
UK mortgage balances (£bn)	166.8	161.1
Mortgage gross lending flow (£bn)	15.4	9.2
Average LTV of mortgage portfolio1	54%	53%
Average LTV of new mortgage lending1	70%	63%
Number of branches	207	228
Digitally active customers (m)2	13.7	13.2
30 day arrears rate - total UK cards	0.7%	0.8%
90 day arrears rate - total UK cards	0.2%	0.2%

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	211.2	207.7	198.7
Total assets	299.7	299.8	293.0
Customer deposits at amortised cost	241.3	244.2	236.8
Loan: deposit ratio	94%	92%	91%
Risk weighted assets	86.1	84.5	76.5
Period end allocated tangible equity	11.8	11.6	10.6

1	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.
2	Mobile active customers has been replaced by digitally active customers as a more complete reflection of digital adoption by Barclays UK customers. Excludes Tesco Bank.

During H125 Barclays UK revised its internal reporting structure to align with strategic changes and allocation of resources. As a result, a new business unit of Retail Banking will replace the previously reported sub-segments of Personal Banking and Barclaycard Consumer UK. There is no impact on the overall Barclays UK and Barclays Group consolidated financials.

Analysis of Barclays UK	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	2,729	2,302	19	1,381	1,174	18
Barclaycard Consumer UK	443	457	(3)	218	228	(4)
Retail Banking1	3,172	2,759	15	1,599	1,402	14
Business Banking	1,021	954	7	520	485	7
Total income	4,193	3,713	13	2,119	1,887	12

Analysis of credit impairment charges
Personal Banking	(162)	(40)		(55)	(26)
Barclaycard Consumer UK	(42)	(63)	33	(4)	(25)	84
Retail Banking1	(204)	(103)	(98)	(59)	(51)	(16)
Business Banking	(33)	37		(20)	43
Total credit impairment charges	(237)	(66)		(79)	(8)

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	180.7	177.0	167.3
Barclaycard Consumer UK	11.7	11.0	10.2
Retail Banking1	192.4	188.0	177.5
Business Banking	18.8	19.7	21.2
Total loans and advances to customers at amortised cost	211.2	207.7	198.7

Analysis of customer deposits at amortised cost
Personal Banking	189.3	191.4	183.3
Barclaycard Consumer UK	—	—	—
Retail Banking1	189.3	191.4	183.3
Business Banking	52.0	52.8	53.5
Total customer deposits at amortised cost	241.3	244.2	236.8

1	Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Retail Banking.

Barclays UK delivered a RoTE of 18.6% (H124: 20.4%) supported by robust income, disciplined cost management as Tesco Bank is integrated, and normalising levels of impairment underpinned by strong asset quality.

Income statement - H125 compared to H124

●
Profit before tax increased 4% to £1,601m

●
Total income increased 13% to £4,193m. NII increased 17% to £3,677m, as continued structural hedge momentum and the impact from the acquisition of Tesco Bank was partially offset by retail deposit dynamics. Net fee, commission and other income decreased 9% to £516m

-
Retail Banking income increased 15% to £3,172m driven by continued structural hedge momentum and the impact from the acquisition of Tesco Bank, partially offset by retail deposit dynamics

Business Banking income increased 7% to £1,021m driven by continued structural hedge momentum, partially offset by lower government scheme lending as repayments continue and lower deposit volumes

●
Total operating expenses increased 12% to £2,355m, driven by Tesco Bank run and integration costs, and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio

●
Credit impairment charges were £237m (H124: £66m), underpinned by low UK cards 30 and 90 day arrears rates of 0.7% (H124: 0.8%) and 0.2% (H124: 0.2%) respectively. Total charges are higher than those in H124, which benefitted from an improved macroeconomic outlook; and H125 charges also reflect the impact from the acquisition of Tesco Bank. The UK cards total coverage ratio decreased to 4.5% (December 2024: 4.8%) driven by resilient customer behaviour

Balance sheet - 30 June 2025 compared to 31 December 2024

●
Loans and advances to customers at amortised cost increased by £3.5bn to £211.2bn, primarily driven by growth in Retail Banking mortgages and cards lending, partially offset by continued repayment of government scheme lending in Business Banking

●
Customer deposits at amortised cost decreased by £2.9bn to £241.3bn, driven by a reduction in Retail Banking deposits and Business Banking current accounts. The loan: deposit ratio remained broadly stable at 94% (December 2024: 92%)

●
RWAs increased to £86.1bn (December 2024: £84.5bn) primarily due to Retail Banking mortgages and cards lending growth

Barclays UK Corporate Bank	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	701	573	22	359	296	21
Net fee, commission, trading and other income	302	304	(1)	160	147	9
Total income	1,003	877	14	519	443	17
Operating costs	(474)	(456)	(4)	(240)	(235)	(2)
UK regulatory levies	(24)	(30)	20	—	—
Litigation and conduct	(39)	—		(39)	—
Total operating expenses	(537)	(486)	(10)	(279)	(235)	(19)
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	466	391	19	240	208	15
Credit impairment charges	(31)	(23)	(35)	(12)	(8)	(50)
Profit before tax	435	368	18	228	200	14
Attributable profit	284	248	15	142	135	5

Performance measures
Return on average allocated tangible equity	16.8%	16.6%		16.6%	18.0%
Average allocated tangible equity (£bn)	3.4	3.0		3.4	3.0
Cost: income ratio	54%	55%		54%	53%
Loan loss rate (bps)	22	18		17	12

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	27.9	25.4	25.7
Deposits at amortised cost	85.3	83.1	84.9
Risk weighted assets	25.3	23.9	21.9
Period end allocated tangible equity	3.5	3.3	3.0

	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	170	129	32	90	57	58
Transaction banking	833	748	11	429	386	11
Total income	1,003	877	14	519	443	17

UKCB delivered a RoTE of 16.8% (H124: 16.6%), as increased income from higher average deposit and lending balances was offset by a litigation and conduct charge, continued investment and higher RWAs to support future growth ambitions.

Income statement - H125 compared to H124

●
Profit before tax increased 18% to £435m

●
Total income increased 14% to £1,003m. NII increased 22% to £701m driven by higher average deposit and lending balances, and higher structural hedge income. Net fee, commission, trading and other income was stable at £302m

●
Total operating expenses increased 10% to £537m, primarily driven by a litigation and conduct charge of £39m. Operating costs increased 4% to £474m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds

●
Credit impairment charges were £31m (H124: £23m), reflecting stable underlying credit performance and limited single name charges

Balance sheet - 30 June 2025 compared to 31 December 2024

●
Loans and advances to customers at amortised cost increased to £27.9bn (December 2024: £25.4bn), reflecting the strategic focus to grow customer lending

●
Deposits at amortised cost increased to £85.3bn (December 2024: £83.1bn), driven by an inflow of balances from new and existing customers

●
RWAs increased to £25.3bn (December 2024: £23.9bn), reflecting higher client lending limits and growth in lending balances

Barclays Private Bank and Wealth Management	Half year ended				Three months ended
	30.06.25	30.06.24			30.06.25	30.06.24
Income statement information	£m	£m	% Change		£m	£m	% Change
Net interest income	407	362	12		203	187	9
Net fee, commission and other income	290	270	7		145	133	9
Total income	697	632	10		348	320	9
Operating costs	(472)	(434)	(9)		(238)	(220)	(8)
UK regulatory levies	(2)	(3)	33		—	—
Litigation and conduct	—	1			—	1
Total operating expenses	(474)	(436)	(9)		(238)	(219)	(9)
Other net income	—	—	#DIV/0!	`	—	—	#DIV/0!
Profit before impairment	223	196	14		110	101	9
Credit impairment releases	11	3			2	3	(33)
Profit before tax	234	199	18		112	104	8
Attributable profit	184	151	22		88	77	14

Performance measures
Return on average allocated tangible equity	33.2%	29.7%			31.9%	30.8%
Average allocated tangible equity (£bn)	1.1	1.0			1.1	1.0
Cost: income ratio	68%	69%			68%	68%
Loan loss rate (bps)	(15)	(4)			(5)	(9)

Key facts	£bn	£bn			£bn	£bn
Net new assets under management1	1.9	1.7			0.9	1.5

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.5	14.5	13.9
Deposits at amortised cost	66.7	69.5	64.6
Risk weighted assets	7.9	7.9	7.0
Period end allocated tangible equity	1.1	1.1	1.0

Invested assets2	131.9	124.6	119.8
Clients assets and liabilities3	213.4	208.9	198.5

PBWM delivered a RoTE of 33.2% (H124: 29.7%), as strong growth in income due to higher client balances was partially offset by continued investment to support future growth ambitions.
Income statement - H125 compared to H124

●
Profit before tax increased 18% to £234m

●
Total income increased 10% to £697m, driven by growth in deposit, invested assets and loan balances from net new inflows and market movements, along with higher transactional activity
●
Total operating expenses increased 9% to £474m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds

Balance sheet - 30 June 2025 compared to 31 December 2024
●
Client assets and liabilities increased £4.5bn to £213.4bn, driven by growth in invested assets from net new inflows and market movements, partially offset by lower deposits due to outflow of short-term balances, and FX impact

●
RWAs were stable at £7.9bn (December 2024: £7.9bn)

1
Net new assets under management reflects the net inflows and outflows of client balances within discretionary portfolio management and advisory mandates. It excludes market performance and foreign exchange translation, but includes reinvested dividend payments.

2
Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.

3	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	631	465	36	334	268	25
Net trading income	4,322	3,467	25	1,906	1,485	28
Net fee, commission and other income	2,227	2,415	(8)	1,067	1,266	(16)
Total income	7,180	6,347	13	3,307	3,019	10
Operating costs	(3,993)	(3,858)	(3)	(1,932)	(1,900)	(2)
UK regulatory levies	(27)	(33)	18	—	—
Litigation and conduct	(11)	(11)	—	(8)	(3)
Total operating expenses	(4,031)	(3,902)	(3)	(1,940)	(1,903)	(2)
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	3,149	2,445	29	1,367	1,116	22
Credit impairment charges	(139)	(34)		(67)	(44)	(52)
Profit before tax	3,010	2,411	25	1,300	1,072	21
Attributable profit	2,075	1,614	29	876	715	23

Performance measures
Return on average allocated tangible equity	14.2%	10.8%		12.2%	9.6%
Average allocated tangible equity (£bn)	29.2	30.0		28.7	29.9
Cost: income ratio	56%	61%		59%	63%
Loan loss rate (bps)	22	6		21	15

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	66.8	69.7	66.6
Loans and advances to banks at amortised cost	7.1	6.8	6.6
Debt securities at amortised cost	52.4	47.9	41.7
Loans and advances at amortised cost	126.3	124.4	114.9
Trading portfolio assets	186.1	166.1	197.2
Derivative financial instrument assets	279.0	291.6	251.4
Financial assets at fair value through the income statement	215.2	190.4	211.7
Cash collateral and settlement balances	145.0	111.1	139.8

Deposits at amortised cost	148.7	140.5	151.3
Derivative financial instrument liabilities	265.1	279.0	241.8

Risk weighted assets	196.4	198.8	203.3
Period end allocated tangible equity	28.7	29.3	29.7

	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	3,149	2,553	23	1,450	1,149	26
Equities	1,833	1,579	16	870	696	25
Global Markets	4,982	4,132	21	2,320	1,845	26
Advisory	266	286	(7)	123	138	(11)
Equity capital markets	151	189	(20)	81	121	(33)
Debt capital markets	795	821	(3)	364	420	(13)
Banking fees and underwriting	1,212	1,296	(6)	568	679	(16)
Corporate lending	152	129	18	(4)	87
Transaction banking	834	790	6	423	408	4
International Corporate Bank	986	919	7	419	495	(15)
Investment Banking	2,198	2,215	(1)	987	1,174	(16)
Total income	7,180	6,347	13	3,307	3,019	10

IB delivered a RoTE of 14.2% (H124: 10.8%) as progress on strategic ambitions has enabled structurally higher returns, reflecting deepened client relationships, supporting income in a range of environments. Income growth whilst maintaining cost and capital discipline, drove positive operating jaws and improved RWA productivity.

Income statement - H125 compared to H124

●
Profit before tax increased to £3,010m (H124: £2,411m)

●
IB has a diverse income profile across businesses and geographies. The appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●
Total income increased 13% to £7,180m, including adverse average FX impacts

-
Global Markets income increased 21% to £4,982m across FICC and Equities

-
FICC income increased 23% to £3,149m, reflecting continued support provided to clients through a volatile market environment, including a strong performance in Macro and Credit, and sustained strength in Financing
-
Equities income increased 16% to £1,833m, (up 26% excluding the prior year £125m fair value gain on Visa B shares in Q124), reflecting growth in Prime and increased volatility and client activity in Derivatives

-
Investment Banking income decreased 1% to £2,198m

-
Banking fees and underwriting income decreased 6% to £1,212m, primarily driven by a 20% decline in Equity Capital Markets fees due to a strong prior year comparator, which included fees booked on a large UK rights issue in Q224. Overall Banking fee share was stable at 3.4% in a broadly stable fee pool environment1

-
International Corporate Bank income increased 7% to £986m. Corporate lending income increased 18% to £152m due to net gains on fair value lending (c.£50m)2. Transaction banking income increased 6% to £834m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix

●
Total operating expenses increased 3% to £4,031m, driven by the impact of inflationary headwinds and higher performance costs, partially offset by efficiency savings and FX

●
Credit impairment charges were £139m (H124: £34m), primarily driven by elevated US macroeconomic uncertainty, including the post model adjustment booked in Q125 and single name charges including the benefit of credit protection

Balance sheet - 30 June 2025 compared to 31 December 2024

●
Loans and advances at amortised costs increased £1.9bn to £126.3bn (December 2024: £124.4bn), driven by increased investment in debt securities in treasury, partially offset by the strengthening of spot GBP against USD

●
Trading portfolio assets increased £20.0bn to £186.1bn (December 2024: £166.1bn), driven by increased trading activity in debt securities to facilitate client demand in Global Markets, partially offset by the strengthening of spot GBP against USD

●
Financial assets at fair value through the income statement increased £24.8bn to £215.2bn (December 2024: £190.4bn), driven by increased secured lending, partially offset by the strengthening of spot GBP against USD

●
Derivative assets decreased £12.6bn to £279.0bn (December 2024: £291.6bn) and liabilities decreased £13.9bn to £265.1bn (December 2024: £279.0bn, primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives

●
Deposits at amortised cost increased £8.2bn to £148.7bn (December 2024: £140.5bn), driven by growth in deposits across International Corporate Bank and Treasury

●
RWAs decreased to £196.4bn (December 2024: £198.8bn) mainly driven by the strengthening of spot GBP against USD, partially offset by higher client and trading activity as we continued to support clients through a period of volatility

1	Data source: Dealogic as at 30 June 2025.
2	Q125 included c.£105m of fair value gains on leverage finance lending. Q225 included c.£55m of fair value losses on lending.

Barclays US Consumer Bank	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,318	1,334	(1)	640	646	(1)
Net fee, commission and other income	369	344	7	183	173	6
Total income	1,687	1,678	1	823	819	—
Operating costs	(803)	(796)	(1)	(396)	(408)	3
UK regulatory levies	—	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(3)	(4)	25	—	(2)
Total operating expenses	(806)	(800)	(1)	(396)	(410)	3
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	881	878	—	427	409	4
Credit impairment charges	(711)	(719)	1	(312)	(309)	(1)
Profit before tax	170	159	7	115	100	15
Attributable profit	128	119	8	87	75	16

Performance measures
Return on average allocated tangible equity	7.3%	7.2%		10.2%	9.2%
Average allocated tangible equity (£bn)	3.5	3.3		3.4	3.3
Cost: income ratio	48%	48%		48%	50%
Loan loss rate (bps)	523	509		456	438
Net interest margin	10.68%	10.78%		10.83%	10.43%

Key facts
US cards 30 day arrears rate	2.8%	2.9%
US cards 90 days arrears rate	1.6%	1.6%
US cards customer FICO score distribution
<660	12%	12%
>660	88%	88%
End net receivables (reported) ($bn)	32.9	31.2

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	18.2	20.0	24.3
Deposits at amortised cost	22.5	23.3	20.0
Risk weighted assets	24.7	26.8	24.4
Period end allocated tangible equity	3.4	3.7	3.3

USCB delivered a RoTE of 7.3% (H124: 7.2%), as increased income from business growth and broadly stable delinquencies was partially offset by higher costs, including partner related expenses.

Income statement - H125 compared to H124

●
Profit before tax was £170m (H124: £159m)

●
The 3% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●
Total income increased 1% to £1,687m, driven by business growth and increased purchase activity, partially offset by FX. NII is broadly stable at £1,318m including business growth. Net fee, commission and other income increased 7% to £369m driven by purchases and fee growth

●
Total operating expenses increased 1% to £806m, driven by partner related expenses, partially offset by FX, with ongoing efficiency savings offsetting inflationary headwinds

●
Credit impairment charges were £711m (H124: £719m), informed by broadly stable delinquencies in US cards and elevated US macroeconomic uncertainty, including the post model adjustment booked in Q125. US cards 30 and 90 day arrears were 2.8%1 (H124: 2.9%) and 1.6%1 (H124: 1.6%) respectively. The USCB total coverage ratio was 11.6% (December 2024: 11.4%)

Balance sheet - 30 June 2025 compared to 31 December 2024

●
Loans and advances to customers at amortised cost reduced to £18.2bn (December 2024: £20.0bn), reflecting seasonality and the strengthening of spot GBP against USD

●
Deposits at amortised cost decreased to £22.5bn (December 2024: £23.3bn), with growth in retail savings which is in line with USCB's ambition to grow core deposits, more than offset by the strengthening of spot GBP against USD

●
RWAs decreased to £24.7bn (December 2024: £26.8bn), driven by seasonality and the strengthening of spot GBP against USD

1	Including a co-branded cards portfolio classified as assets held for sale.

Head Office	Half year ended			Three months ended
	30.06.25	30.06.24		30.06.25	30.06.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	288	248	16	114	62	84
Net fee, commission and other income	(152)	(218)	30	(43)	(226)	81
Total income	136	30		71	(164)
Operating costs	(382)	(406)	6	(175)	(195)	10
UK regulatory levies	—	—		—	—	#DIV/0!
Litigation and conduct	(5)	(43)	88	(2)	1
Total operating expenses	(387)	(449)	14	(177)	(194)	9
Other net income/(expenses)	9	16	(44)	(9)	4
Loss before impairment	(242)	(403)	40	(115)	(354)	68
Credit impairment charges	(5)	(58)	91	(1)	(18)	94
Loss before tax	(247)	(461)	46	(116)	(372)	69
Attributable loss	(238)	(408)	42	(114)	(349)	67

Performance measures
Average allocated tangible equity (£bn)	4.6	2.4		5.5	2.1

	As at 30.06.25	As at 31.12.24	As at 30.06.24
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.6	16.2	18.3
Period end allocated tangible equity	5.9	2.4	2.7

Income statement - H125 compared to H124

●
Loss before tax was £247m (H124: £461m)

●
Total income increased to £136m (H124: £30m), primarily from the non-recurrence of the prior year loss on sale of the performing Italian retail mortgage portfolio, partially offset by the impact of the disposal of the German consumer finance business in Q125

●
Total operating expenses decreased to £387m (H124: £449m), primarily from lower litigation and conduct charges and the impact of the disposal of the German consumer finance business in Q125, partially offset by the c.£50m expense for the employee share grant announced at FY24 Results

●
Credit impairment charges decreased to £5m (H124: £58m), driven by the disposal of the German consumer finance business in Q125 and the disposal of the Italian mortgage portfolios in FY24

Balance sheet - 30 June 2025 compared to 31 December 2024

●
RWAs decreased to £12.6bn (December 2024: £16.2bn), primarily driven by the disposal of the German consumer finance business

Quarterly Results Summary

Barclays Group
	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,505	3,517	3,500	3,308	3,056	3,072	3,139	3,247
Net fee, commission and other income	3,682	4,192	3,464	3,239	3,268	3,881	2,459	3,011
Total income	7,187	7,709	6,964	6,547	6,324	6,953	5,598	6,258
Operating costs	(4,149)	(4,258)	(4,244)	(3,954)	(3,999)	(3,998)	(4,735)	(3,949)
UK regulatory levies	—	(96)	(227)	27	—	(120)	(180)	—
Litigation and conduct	(76)	(11)	(121)	(35)	(7)	(57)	(5)	—
Total operating expenses	(4,225)	(4,365)	(4,592)	(3,962)	(4,006)	(4,175)	(4,920)	(3,949)
Other net (expenses)/income	(9)	18	—	21	4	12	(16)	9
Profit before impairment	2,953	3,362	2,372	2,606	2,322	2,790	662	2,318
Credit impairment charges	(469)	(643)	(711)	(374)	(384)	(513)	(552)	(433)
Profit before tax	2,484	2,719	1,661	2,232	1,938	2,277	110	1,885
Tax (charges)/credit	(552)	(621)	(448)	(412)	(427)	(465)	23	(343)
Profit after tax	1,932	2,098	1,213	1,820	1,511	1,812	133	1,542
Non-controlling interests	(21)	(2)	(20)	(3)	(23)	(3)	(25)	(9)
Other equity instrument holders	(252)	(232)	(228)	(253)	(251)	(259)	(219)	(259)
Attributable profit/(loss)	1,659	1,864	965	1,564	1,237	1,550	(111)	1,274

Performance measures
Return on average tangible shareholders' equity	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%	11.0%
Average tangible shareholders' equity (£bn)	53.9	53.1	51.5	51.0	49.8	50.5	48.9	46.5
Cost: income ratio	59%	57%	66%	61%	63%	60%	88%	63%
Loan loss rate (bps)	44	61	66	37	38	51	54	42
Basic earnings per ordinary share	11.7p	13.0p	6.7p	10.7p	8.3p	10.3p	(0.7)p	8.3p
Basic weighted average number of shares (m)	14,211	14,314	14,432	14,648	14,915	14,983	15,092	15,405
Period end number of shares (m)	14,180	14,336	14,420	14,571	14,826	15,091	15,155	15,239
Period end tangible shareholders' equity (£bn)	54.5	53.4	51.5	51.1	50.4	50.6	50.2	48.2

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	339.2	338.6	337.9	326.5	329.8	332.1	333.3	339.6
Loans and advances to banks at amortised cost	8.7	9.4	8.3	8.1	8.0	8.5	9.5	11.5
Debt securities at amortised cost	69.9	71.4	68.2	64.6	61.7	57.4	56.7	54.3
Loans and advances at amortised cost	417.8	419.4	414.5	399.2	399.5	397.9	399.5	405.4
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%	1.3%	1.4%	1.4%	1.4%	1.4%
Total assets	1,598.7	1,593.5	1,518.2	1,531.1	1,576.6	1,577.1	1,477.5	1,591.7
Deposits at amortised cost	564.5	574.3	560.7	542.8	557.5	552.3	538.8	561.3
Tangible net asset value per share	384p	372p	357p	351p	340p	335p	331p	316p
Common equity tier 1 ratio	14.0%	13.9%	13.6%	13.8%	13.6%	13.5%	13.8%	14.0%
Common equity tier 1 capital	49.5	48.8	48.6	47.0	47.7	47.1	47.3	48.0
Risk weighted assets	353.0	351.3	358.1	340.4	351.4	349.6	342.7	341.9
UK leverage ratio	5.0%	5.0%	5.0%	4.9%	5.0%	4.9%	5.2%	5.0%
UK leverage exposure	1,259.8	1,252.8	1,206.5	1,197.4	1,222.7	1,226.5	1,168.3	1,202.4

Funding and liquidity
Group liquidity pool (£bn)	333.7	336.3	296.9	311.7	328.7	323.5	298.1	335.0
Liquidity coverage ratio	177.7%	175.3%	172.4%	170.1%	167.0%	163.2%	161.4%	158.7%
Net stable funding ratio	135.6%	136.2%	134.9%	135.6%	136.4%	135.7%	138.0%	138.2%
Loan: deposit ratio	74%	73%	74%	74%	72%	72%	74%	72%

1	Refer to pages 55 to 59 for further information on how capital, RWAs and leverage are calculated.

Barclays UK
	Q225	Q125	Q4241	Q324	Q224	Q124	Q423	Q323
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,855	1,822	1,815	1,666	1,597	1,549	1,575	1,578
Net fee, commission and other income	264	252	800	280	290	277	217	295
Total income	2,119	2,074	2,615	1,946	1,887	1,826	1,792	1,873
Operating costs	(1,168)	(1,115)	(1,170)	(1,017)	(1,041)	(1,007)	(1,153)	(1,058)
UK regulatory levies	—	(43)	(36)	12	—	(54)	(30)	—
Litigation and conduct	(27)	(2)	(9)	(1)	(4)	(2)	(4)	9
Total operating expenses	(1,195)	(1,160)	(1,215)	(1,006)	(1,045)	(1,063)	(1,187)	(1,049)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	924	914	1,400	940	842	763	605	824
Credit impairment charges	(79)	(158)	(283)	(16)	(8)	(58)	(37)	(59)
Profit before tax	845	756	1,117	924	834	705	568	765
Attributable profit	580	510	781	621	584	479	382	531

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	211.2	209.6	207.7	199.3	198.7	200.8	202.8	204.9
Customer deposits at amortised cost	241.3	243.1	244.2	236.3	236.8	237.2	241.1	243.2
Loan: deposit ratio	94%	93%	92%	92%	91%	92%	92%	92%
Risk weighted assets	86.1	85.0	84.5	77.5	76.5	76.5	73.5	73.2
Period end allocated tangible equity	11.8	11.8	11.6	10.7	10.6	10.7	10.2	10.1

Performance measures
Return on average allocated tangible equity	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%	21.0%
Average allocated tangible equity (£bn)	11.8	11.7	11.2	10.6	10.5	10.4	10.2	10.1
Cost: income ratio	56%	56%	46%	52%	55%	58%	66%	56%
Loan loss rate (bps)	14	28	49	3	1	11	7	10
Net interest margin	3.55%	3.55%	3.53%	3.34%	3.22%	3.09%	3.07%	3.04%

1	Q424 includes the Day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Analysis of Barclays UK	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,381	1,348	1,847	1,184	1,174	1,128	1,067	1,165
Barclaycard Consumer UK	218	225	231	249	228	229	242	238
Retail Banking1	1,599	1,573	2,078	1,433	1,402	1,357	1,309	1,403
Business Banking	520	501	537	513	485	469	483	470
Total income	2,119	2,074	2,615	1,946	1,887	1,826	1,792	1,873

Analysis of credit impairment (charges)/releases
Personal Banking	(55)	(107)	(244)	3	(26)	(14)	35	(85)
Barclaycard Consumer UK	(4)	(38)	(35)	(15)	(25)	(38)	(73)	29
Retail Banking1	(59)	(145)	(279)	(12)	(51)	(52)	(38)	(56)
Business Banking	(20)	(13)	(4)	(4)	43	(6)	1	(3)
Total credit impairment charges	(79)	(158)	(283)	(16)	(8)	(58)	(37)	(59)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	180.7	179.3	177.0	168.1	167.3	169.0	170.1	172.3
Barclaycard Consumer UK	11.7	11.1	11.0	10.6	10.2	9.8	9.7	9.6
Retail Banking1	192.4	190.4	188.0	178.7	177.5	178.8	179.8	181.9
Business Banking	18.8	19.2	19.7	20.6	21.2	22.0	23.0	23.0
Total loans and advances to customers at amortised cost	211.2	209.6	207.7	199.3	198.7	200.8	202.8	204.9

Analysis of customer deposits at amortised cost
Personal Banking	189.3	190.8	191.4	182.9	183.3	183.4	185.4	186.1
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Retail Banking1	189.3	190.8	191.4	182.9	183.3	183.4	185.4	186.1
Business Banking	52.0	52.3	52.8	53.4	53.5	53.8	55.7	57.1
Total customer deposits at amortised cost	241.3	243.1	244.2	236.3	236.8	237.2	241.1	243.2

Barclays UK Corporate Bank
	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	359	342	324	309	296	277	247	304
Net fee, commission, trading and other income	160	142	134	136	147	157	148	136
Total income	519	484	458	445	443	434	395	440
Operating costs	(240)	(234)	(250)	(229)	(235)	(221)	(258)	(224)
UK regulatory levies	—	(24)	(14)	7	—	(30)	(8)	—
Litigation and conduct	(39)	—	(1)	—	—	—	(1)	2
Total operating expenses	(279)	(258)	(265)	(222)	(235)	(251)	(267)	(222)
Other net expenses	—	—	—	—	—	—	(5)	—
Profit before impairment	240	226	193	223	208	183	123	218
Credit impairment charges	(12)	(19)	(40)	(13)	(8)	(15)	(18)	(15)
Profit before tax	228	207	153	210	200	168	105	203
Attributable profit	142	142	98	144	135	113	59	129

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	27.9	26.7	25.4	24.8	25.7	25.7	26.4	26.9
Deposits at amortised cost	85.3	85.3	83.1	82.3	84.9	81.7	84.9	82.7
Risk weighted assets	25.3	24.2	23.9	22.1	21.9	21.4	20.9	19.5
Period end allocated tangible equity	3.5	3.4	3.3	3.0	3.0	3.0	3.0	2.8

Performance measures
Return on average allocated tangible equity	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%	18.3%
Average allocated tangible equity (£bn)	3.4	3.3	3.2	3.1	3.0	3.0	2.8	2.8
Cost: income ratio	54%	53%	58%	50%	53%	58%	68%	50%
Loan loss rate (bps)	17	28	62	21	12	23	27	21

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	90	80	71	67	57	72	64	69
Transaction banking	429	404	387	378	386	362	331	371
Total income	519	484	458	445	443	434	395	440

Barclays Private Bank and Wealth Management
	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	203	204	216	189	187	175	182	219
Net fee, commission and other income	145	145	135	137	133	137	131	118
Total income	348	349	351	326	320	312	313	337
Operating costs	(238)	(234)	(255)	(222)	(220)	(214)	(255)	(214)
UK regulatory levies	—	(2)	(7)	1	—	(3)	(4)	—
Litigation and conduct	—	—	(1)	—	1	—	2	—
Total operating expenses	(238)	(236)	(263)	(221)	(219)	(217)	(257)	(214)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	110	113	88	105	101	95	56	123
Credit impairment releases/(charges)	2	9	(2)	(7)	3	—	4	2
Profit before tax	112	122	86	98	104	95	60	125
Attributable profit	88	96	63	74	77	74	47	102

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.5	14.5	14.5	14.0	13.9	13.7	13.6	13.4
Deposits at amortised cost	66.7	73.1	69.5	64.8	64.6	61.9	60.3	59.7
Risk weighted assets	7.9	8.0	7.9	7.3	7.0	7.2	7.2	7.2
Period end allocated tangible equity	1.1	1.1	1.1	1.0	1.0	1.0	1.0	1.0
Client assets and liabilities1	213.4	212.4	208.9	201.5	198.5	189.1	182.9	178.7

Performance measures
Return on average allocated tangible equity	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%	41.2%
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.0	1.0	1.0	1.0	1.0
Cost: income ratio	68%	68%	75%	68%	68%	70%	82%	63%
Loan loss rate (bps)	(5)	(25)	5	19	(9)	—	(10)	(7)

1	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank
	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	334	297	284	282	268	197	282	397
Net trading income	1,906	2,416	1,262	1,512	1,485	1,982	757	1,497
Net fee, commission and other income	1,067	1,160	1,061	1,057	1,266	1,149	998	792
Total income	3,307	3,873	2,607	2,851	3,019	3,328	2,037	2,686
Operating costs	(1,932)	(2,061)	(1,903)	(1,906)	(1,900)	(1,957)	(1,934)	(1,840)
UK regulatory levies	—	(27)	(161)	7	—	(33)	(123)	—
Litigation and conduct	(8)	(3)	(26)	(17)	(3)	(9)	(2)	6
Total operating expenses	(1,940)	(2,091)	(2,090)	(1,916)	(1,903)	(1,999)	(2,059)	(1,834)
Other net (expenses)/income	—	—	—	—	—	—	(1)	2
Profit/(loss) before impairment	1,367	1,782	517	935	1,116	1,329	(23)	854
Credit impairment (charges)/releases	(67)	(72)	(46)	(43)	(44)	10	(23)	23
Profit/(loss) before tax	1,300	1,710	471	892	1,072	1,339	(46)	877
Attributable profit/(loss)	876	1,199	247	652	715	899	(149)	580

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	66.8	68.6	69.7	64.5	66.6	64.6	62.7	62.3
Loans and advances to banks at amortised cost	7.1	7.4	6.8	6.7	6.6	7.6	7.3	9.5
Debt securities at amortised cost	52.4	53.1	47.9	44.8	41.7	40.4	38.9	36.3
Loans and advances at amortised cost	126.3	129.1	124.4	116.0	114.9	112.6	108.9	108.1
Trading portfolio assets	186.1	185.5	166.1	185.8	197.2	195.3	174.5	155.3
Derivative financial instrument assets	279.0	253.6	291.6	256.7	251.4	248.9	255.1	280.4
Financial assets at fair value through the income statement	215.2	209.5	190.4	210.8	211.7	225.1	202.5	237.2
Cash collateral and settlement balances	145.0	148.8	111.1	134.7	139.8	129.8	102.3	134.6

Deposits at amortised cost	148.7	148.9	140.5	139.8	151.3	151.1	132.7	154.2
Derivative financial instrument liabilities	265.1	245.1	279.0	249.4	241.8	241.5	249.7	268.3

Risk weighted assets	196.4	195.9	198.8	194.2	203.3	200.4	197.3	201.1
Period end allocated tangible equity	28.7	28.9	29.3	28.4	29.7	29.6	29.0	29.0

Performance measures
Return on average allocated tangible equity	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%	8.0%
Average allocated tangible equity (£bn)	28.7	29.6	29.3	29.5	29.9	30.0	28.9	28.8
Cost: income ratio	59%	54%	80%	67%	63%	60%	101%	68%
Loan loss rate (bps)	21	23	15	15	15	(4)	8	(8)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,450	1,699	934	1,180	1,149	1,404	724	1,147
Equities	870	963	604	692	696	883	431	675
Global Markets	2,320	2,662	1,538	1,872	1,845	2,287	1,155	1,822
Advisory	123	143	189	186	138	148	171	80
Equity capital markets	81	70	98	64	121	68	38	62
Debt capital markets	364	431	327	344	420	401	301	233
Banking Fees and Underwriting	568	644	614	594	679	617	510	375
Corporate lending	(4)	156	45	(21)	87	42	(23)	103
Transaction banking	423	411	410	406	408	382	395	386
International Corporate Banking	419	567	455	385	495	424	372	489
Investment Banking	987	1,211	1,069	979	1,174	1,041	882	864
Total income	3,307	3,873	2,607	2,851	3,019	3,328	2,037	2,686

Barclays US Consumer Bank
	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	640	678	678	647	646	688	686	662
Net fee, commission, trading and other income	183	186	179	144	173	171	180	147
Total income	823	864	857	791	819	859	866	809
Operating costs	(396)	(407)	(433)	(384)	(408)	(387)	(418)	(404)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	—	(3)	—	(9)	(2)	(3)	(2)	—
Total operating expenses	(396)	(410)	(433)	(393)	(410)	(390)	(420)	(404)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	427	454	424	398	409	469	446	405
Credit impairment charges	(312)	(399)	(298)	(276)	(309)	(410)	(449)	(404)
Profit/(loss) before tax	115	55	126	122	100	59	(3)	1
Attributable profit/(loss)	87	41	94	89	75	44	(3)	3

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	18.2	18.8	20.0	23.2	24.3	23.6	24.2	24.3
Deposits at amortised cost	22.5	23.8	23.3	19.4	20.0	20.3	19.7	19.3
Risk weighted assets	24.7	25.6	26.8	23.2	24.4	23.9	24.8	24.1
Period end allocated tangible equity	3.4	3.5	3.7	3.2	3.3	3.3	3.4	3.3

Performance measures
Return on average allocated tangible equity	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%	0.4%
Average allocated tangible equity (£bn)	3.4	3.6	3.4	3.3	3.3	3.3	3.3	3.1
Cost: income ratio	48%	47%	51%	50%	50%	46%	48%	50%
Loan loss rate (bps)1	456	562	395	411	438	610	636	582
Net interest margin	10.83%	10.53%	10.66%	10.38%	10.43%	11.12%	10.88%	10.88%

1	LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Head Office
	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	114	174	183	215	62	186	167	87
Net fee, commission and other income	(43)	(109)	(107)	(27)	(226)	8	28	26
Total income	71	65	76	188	(164)	194	195	113
Operating costs	(175)	(207)	(233)	(197)	(195)	(211)	(717)	(210)
UK regulatory levies	—	—	(9)	—	—	—	(14)	—
Litigation and conduct	(2)	(3)	(84)	(7)	1	(44)	1	(16)
Total operating expenses	(177)	(210)	(326)	(204)	(194)	(255)	(730)	(226)
Other net (expenses)/income	(9)	18	—	21	4	12	(10)	7
(Loss)/profit before impairment	(115)	(127)	(250)	5	(354)	(49)	(545)	(106)
Credit impairment (charges)/releases	(1)	(4)	(42)	(19)	(18)	(40)	(29)	20
Loss before tax	(116)	(131)	(292)	(14)	(372)	(89)	(574)	(86)
Attributable loss	(114)	(124)	(318)	(16)	(349)	(59)	(447)	(71)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.6	12.7	16.2	16.1	18.3	20.2	19.0	16.8
Period end allocated tangible equity	5.9	4.7	2.4	4.9	2.7	3.0	3.6	2.0

Performance measures
Average allocated tangible equity (£bn)	5.5	3.8	3.4	3.5	2.1	2.8	2.7	0.7

Performance Management

Margins and balances
	Half year ended 30.06.25			Half year ended 30.06.24
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,677	208,977	3.55	3,146	200,599	3.15
Barclays UK Corporate Bank	701	25,044	5.64	573	22,454	5.13
Barclays Private Bank and Wealth Management	407	14,701	5.58	362	13,762	5.29
Barclays US Consumer Bank1	1,318	24,897	10.68	1,334	24,890	10.78
Group excluding IB and Head Office1	6,103	273,619	4.50	5,415	261,705	4.16
Barclays Investment Bank	631			465
Head Office	288			248
Barclays Group Net interest income	7,022			6,128
The Group excluding IB and Head Office Net interest margin increased by 34bps from 4.16% in H124 to 4.50% in H125, due to continued structural hedge momentum, and the impact from the acquisition of Tesco Bank, partially offset by retail deposit dynamics.

Quarterly analysis
	Q225	Q125	Q424	Q324	Q224
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,855	1,822	1,815	1,666	1,597
Barclays UK Corporate Bank	359	342	324	309	296
Barclays Private Bank and Wealth Management	203	204	216	189	187
Barclays US Consumer Bank	640	678	678	647	646
Group excluding IB and Head Office	3,057	3,046	3,033	2,811	2,726

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	209,649	208,305	204,793	198,616	199,529
Barclays UK Corporate Bank	25,478	24,605	23,450	23,049	22,474
Barclays Private Bank and Wealth Management	14,729	14,674	14,381	14,061	13,931
Barclays US Consumer Bank1	23,713	26,106	25,314	24,798	24,899
Group excluding IB and Head Office	273,569	273,690	267,938	260,524	260,833

Net interest margin	%	%	%	%	%
Barclays UK	3.55	3.55	3.53	3.34	3.22
Barclays UK Corporate Bank	5.65	5.64	5.50	5.33	5.30
Barclays Private Bank and Wealth Management	5.53	5.64	5.98	5.35	5.40
Barclays US Consumer Bank	10.83	10.53	10.66	10.38	10.43
Group excluding IB and Head Office	4.48	4.51	4.50	4.29	4.20

1	Includes average customer asset balances classified as held for sale.

Structural hedge

The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedge reserve.

Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £112.5bn (December 2024: £105.6bn) which reflects the structural hedge notional of £232.4bn (December 2024: £232.3bn) netted with non-structural hedging positions of £119.9bn (December 2024: £126.7bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of 3 years.

Gross structural hedge contributions were £2,778m (H124: £2,222m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Risk Management

Risk management and principal risks

The roles and responsibilities across the Group, including Risk and Compliance, in the management of risk are defined in the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The ERMF identifies ten principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2024, which can be accessed at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period and these risks are expected to be relevant for the remaining six months of this year.
The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.06.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	151,153	17,151	1,721	—	170,025	35	59	64	—	158
Retail credit cards	13,793	2,401	233	28	16,455	160	441	136	—	737
Retail other	10,001	1,433	272	14	11,720	99	151	182	—	432
Corporate loans1	53,565	7,247	1,723	—	62,535	135	215	418	—	768
Total UK	228,512	28,232	3,949	42	260,735	429	866	800	—	2,095
Retail mortgages	1,708	74	163	—	1,945	2	—	20	—	22
Retail credit cards	15,975	2,663	1,615	—	20,253	297	751	1,323	—	2,371
Retail other	2,244	167	130	—	2,541	4	2	17	—	23
Corporate loans	62,334	3,704	1,262	—	67,300	81	141	213	—	435
Total Rest of the World	82,261	6,608	3,170	—	92,039	384	894	1,573	—	2,851
Total loans and advances at amortised cost	310,773	34,840	7,119	42	352,774	813	1,760	2,373	—	4,946
Debt securities at amortised cost	69,252	708	—	—	69,960	12	12	—	—	24
Total loans and advances at amortised cost including debt securities	380,025	35,548	7,119	42	422,734	825	1,772	2,373	—	4,970
Off-balance sheet loan commitments and financial guarantee contracts2	398,675	17,054	943	5	416,677	164	239	22	—	425
Total3,4	778,700	52,602	8,062	47	839,411	989	2,011	2,395	—	5,395

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.06.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	151,118	17,092	1,657	—	169,867	—	0.3	3.7	—	0.1
Retail credit cards	13,633	1,960	97	28	15,718	1.2	18.4	58.4	—	4.5
Retail other	9,902	1,282	90	14	11,288	1.0	10.5	66.9	—	3.7
Corporate loans1	53,430	7,032	1,305	—	61,767	0.3	3.0	24.3	—	1.2
Total UK	228,083	27,366	3,149	42	258,640	0.2	3.1	20.3	—	0.8
Retail mortgages	1,706	74	143	—	1,923	0.1	—	12.3	—	1.1
Retail credit cards	15,678	1,912	292	—	17,882	1.9	28.2	81.9	—	11.7
Retail other	2,240	165	113	—	2,518	0.2	1.2	13.1	—	0.9
Corporate loans	62,253	3,563	1,049	—	66,865	0.1	3.8	16.9	—	0.6
Total Rest of the World	81,877	5,714	1,597	—	89,188	0.5	13.5	49.6	—	3.1
Total loans and advances at amortised cost	309,960	33,080	4,746	42	347,828	0.3	5.1	33.3	—	1.4
Debt securities at amortised cost	69,240	696	—	—	69,936	—	1.7	—	—	—
Total loans and advances at amortised cost including debt securities	379,200	33,776	4,746	42	417,764	0.2	5.0	33.3	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	398,511	16,815	921	5	416,252	—	1.4	2.3	—	0.1
Total3,4	777,711	50,591	5,667	47	834,016	0.1	3.8	29.7	—	0.6

1
Includes Business Banking, which has a gross exposure of £12.7bn and an impairment allowance of £346m. This comprises £61m impairment allowance on £8.8bn Stage 1 exposure, £62m on £2.8bn Stage 2 exposure and £223m on £1.1bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £239.2bn and an impairment allowance of £150m. This comprises £23m impairment allowance on £238.2bn Stage 1 exposure, £4m on £0.9bn Stage 2 exposure and £123m on £128m Stage 3 exposure.

4	The annualised loan loss rate is 52bps after applying the total impairment charge of £1,112m.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,039	19,507	1,793	—	166,339	36	61	61	—	158
Retail credit cards	13,497	2,064	179	40	15,780	219	440	91	—	750
Retail other	10,606	1,218	257	17	12,098	135	110	138	—	383
Corporate loans1	52,284	7,266	2,171	—	61,721	133	196	420	—	749
Total UK	221,426	30,055	4,400	57	255,938	523	807	710	—	2,040
Retail mortgages	1,651	89	169	—	1,909	2	1	26	—	29
Retail credit cards	17,629	2,953	1,724	—	22,306	334	807	1,416	—	2,557
Retail other	1,844	155	121	—	2,120	3	1	23	—	27
Corporate loans	64,224	3,901	945	—	69,070	76	135	206	—	417
Total Rest of the World	85,348	7,098	2,959	—	95,405	415	944	1,671	—	3,030
Total loans and advances at amortised cost	306,774	37,153	7,359	57	351,343	938	1,751	2,381	—	5,070
Debt securities at amortised cost	64,988	3,245	—	—	68,233	12	11	—	—	23
Total loans and advances at amortised cost including debt securities	371,762	40,398	7,359	57	419,576	950	1,762	2,381	—	5,093
Off-balance sheet loan commitments and financial guarantee contracts2	412,255	18,728	1,168	6	432,157	164	250	25	—	439
Total3,4	784,017	59,126	8,527	63	851,733	1,114	2,012	2,406	—	5,532

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,003	19,446	1,732	—	166,181	—	0.3	3.4	—	0.1
Retail credit cards	13,278	1,624	88	40	15,030	1.6	21.3	50.8	—	4.8
Retail other	10,471	1,108	119	17	11,715	1.3	9.0	53.7	—	3.2
Corporate loans1	52,151	7,070	1,751	—	60,972	0.3	2.7	19.3	—	1.2
Total UK	220,903	29,248	3,690	57	253,898	0.2	2.7	16.1	—	0.8
Retail mortgages	1,649	88	143	—	1,880	0.1	1.1	15.4	—	1.5
Retail credit cards	17,295	2,146	308	—	19,749	1.9	27.3	82.1	—	11.5
Retail other	1,841	154	98	—	2,093	0.2	0.6	19.0	—	1.3
Corporate loans	64,148	3,766	739	—	68,653	0.1	3.5	21.8	—	0.6
Total Rest of the World	84,933	6,154	1,288	—	92,375	0.5	13.3	56.5	—	3.2
Total loans and advances at amortised cost	305,836	35,402	4,978	57	346,273	0.3	4.7	32.4	—	1.4
Debt securities at amortised cost	64,976	3,234	—	—	68,210	—	0.3	—	—	—
Total loans and advances at amortised cost including debt securities	370,812	38,636	4,978	57	414,483	0.3	4.4	32.4	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	412,091	18,478	1,143	6	431,718	—	1.3	2.1	—	0.1
Total3,4	782,903	57,114	6,121	63	846,201	0.1	3.4	28.2	—	0.6

1
Includes Business Banking, which has a gross exposure of £13.1bn and an impairment allowance of £356m. This comprises £60m impairment allowance on £8.9bn Stage 1 exposure, £60m on £2.8bn Stage 2 exposure and £236m on £1.5bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £16.3bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £204.2bn and an impairment allowance of £156m. This comprises £19m impairment allowance on £202.7bn Stage 1 exposure, £7m on £1.3bn Stage 2 exposure and £130m on £139m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,982m.

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 30.06.25	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	152,861	14,293	2,149	783	17,225	1,884	—	171,970
Retail credit cards	29,768	4,518	292	254	5,064	1,848	28	36,708
Retail other	12,245	1,337	187	76	1,600	402	14	14,261
Corporate loans	115,899	10,778	79	94	10,951	2,985	—	129,835
Total	310,773	30,926	2,707	1,207	34,840	7,119	42	352,774

Impairment allowance
Retail mortgages	37	29	17	13	59	84	—	180
Retail credit cards	457	940	111	141	1,192	1,459	—	3,108
Retail other	103	104	24	25	153	199	—	455
Corporate loans	216	343	5	8	356	631	—	1,203
Total	813	1,416	157	187	1,760	2,373	—	4,946

Net exposure
Retail mortgages	152,824	14,264	2,132	770	17,166	1,800	—	171,790
Retail credit cards	29,311	3,578	181	113	3,872	389	28	33,600
Retail other	12,142	1,233	163	51	1,447	203	14	13,806
Corporate loans	115,683	10,435	74	86	10,595	2,354	—	128,632
Total	309,960	29,510	2,550	1,020	33,080	4,746	42	347,828

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.2	0.8	1.7	0.3	4.5	—	0.1
Retail credit cards	1.5	20.8	38.0	55.5	23.5	79.0	—	8.5
Retail other	0.8	7.8	12.8	32.9	9.6	49.5	—	3.2
Corporate loans	0.2	3.2	6.3	8.5	3.3	21.1	—	0.9
Total	0.3	4.6	5.8	15.5	5.1	33.3	—	1.4

As at 31.12.24
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,690	16,790	2,034	772	19,596	1,962	—	168,248
Retail credit cards	31,126	4,435	303	279	5,017	1,903	40	38,086
Retail other	12,450	1,056	211	106	1,373	378	17	14,218
Corporate loans	116,508	10,849	144	174	11,167	3,116	—	130,791
Total	306,774	33,130	2,692	1,331	37,153	7,359	57	351,343

Impairment allowance
Retail mortgages	38	42	13	7	62	87	—	187
Retail credit cards	553	959	122	166	1,247	1,507	—	3,307
Retail other	138	76	17	18	111	161	—	410
Corporate loans	209	316	7	8	331	626	—	1,166
Total	938	1,393	159	199	1,751	2,381	—	5,070

Net exposure
Retail mortgages	146,652	16,748	2,021	765	19,534	1,875	—	168,061
Retail credit cards	30,573	3,476	181	113	3,770	396	40	34,779
Retail other	12,312	980	194	88	1,262	217	17	13,808
Corporate loans	116,299	10,533	137	166	10,836	2,490	—	129,625
Total	305,836	31,737	2,533	1,132	35,402	4,978	57	346,273

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.6	0.9	0.3	4.4	—	0.1
Retail credit cards	1.8	21.6	40.3	59.5	24.9	79.2	—	8.7
Retail other	1.1	7.2	8.1	17.0	8.1	42.6	—	2.9
Corporate loans	0.2	2.9	4.9	4.6	3.0	20.1	—	0.9
Total	0.3	4.2	5.9	15.0	4.7	32.4	—	1.4

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements are measured over a six-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2025	146,690	38	19,596	62	1,962	87	—	—	168,248	187
Transfers from Stage 1 to Stage 2	(5,409)	(2)	5,409	2	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	6,592	21	(6,592)	(21)	—	—	—	—	—	—
Transfers to Stage 3	(153)	—	(255)	(4)	408	4	—	—	—	—
Transfers from Stage 3	79	2	155	1	(234)	(3)	—	—	—	—
Business activity in the period	15,180	6	385	2	26	—	—	—	15,591	8
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(3,839)	(26)	(563)	21	(63)	23	—	—	(4,465)	18
Final repayments	(6,279)	(2)	(909)	(3)	(193)	(9)	—	—	(7,381)	(14)
Disposals1s	—	—	(1)	(1)	(9)	(5)	—	—	(10)	(6)
Write-offs	—	—	—	—	(13)	(13)	—	—	(13)	(13)
As at 30 June 2025	152,861	37	17,225	59	1,884	84	—	—	171,970	180

Retail credit cards
As at 1 January 2025	31,126	553	5,017	1,247	1,903	1,507	40	—	38,086	3,307
Transfers from Stage 1 to Stage 2	(2,065)	(59)	2,065	59	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	1,488	306	(1,488)	(306)	—	—	—	—	—	—
Transfers to Stage 3	(298)	(12)	(636)	(272)	934	284	—	—	—	—
Transfers from Stage 3	12	6	15	6	(27)	(12)	—	—	—	—
Business activity in the period	1,951	31	171	38	1	1	—	—	2,123	70
Refinements to models used for calculation2	—	14	—	(47)	—	1	—	—	—	(32)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(2,310)	(377)	(69)	469	(200)	385	(12)	—	(2,591)	477
Final repayments	(136)	(5)	(11)	(2)	(2)	(1)	—	—	(149)	(8)
Disposals1	—	—	—	—	(245)	(190)	—	—	(245)	(190)
Write-offs	—	—	—	—	(516)	(516)	—	—	(516)	(516)
As at 30 June 2025	29,768	457	5,064	1,192	1,848	1,459	28	—	36,708	3,108

1
The £10m of gross disposals reported within Retail mortgages relate to sale of the Italian mortgage loans. The £245m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the period.

2
Refinements to models used for calculation reported within Retail credit cards include a £(32)m movement in the calculated ECL for the US Cards portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2025	12,450	138	1,373	111	378	161	17	—	14,218	410
Transfers from Stage 1 to Stage 2	(757)	(12)	757	12	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	309	20	(309)	(20)	—	—	—	—	—	—
Transfers to Stage 3	(85)	(1)	(84)	(22)	169	23	—	—	—	—
Transfers from Stage 3	23	1	3	2	(26)	(3)	—	—	—	—
Business activity in the period	2,969	23	180	19	11	4	—	—	3,160	46
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(615)	(54)	(30)	54	67	98	(3)	—	(581)	98
Final repayments	(2,049)	(12)	(290)	(3)	(119)	(12)	—	—	(2,458)	(27)
Disposals1	—	—	—	—	(21)	(15)	—	—	(21)	(15)
Write-offs	—	—	—	—	(57)	(57)	—	—	(57)	(57)
As at 30 June 2025	12,245	103	1,600	153	402	199	14	—	14,261	455

Corporate loans
As at 1 January 2025	116,508	209	11,167	331	3,116	626	—	—	130,791	1,166
Transfers from Stage 1 to Stage 2	(3,210)	(17)	3,210	17	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	2,156	46	(2,156)	(46)	—	—	—	—	—	—
Transfers to Stage 3	(374)	(2)	(461)	(25)	835	27	—	—	—	—
Transfers from Stage 3	207	10	220	10	(427)	(20)	—	—	—	—
Business activity in the period	16,320	26	1,290	27	373	25	—	—	17,983	78
Refinements to models used for calculation2	—	(8)	—	(6)	—	—	—	—	—	(14)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes3	181	(33)	(732)	86	(370)	199	—	—	(921)	252
Final repayments	(15,888)	(14)	(1,585)	(36)	(260)	(44)	—	—	(17,733)	(94)
Disposals1	(1)	(1)	(2)	(2)	(121)	(21)	—	—	(124)	(24)
Write-offs	—	—	—	—	(161)	(161)	—	—	(161)	(161)
As at 30 June 2025	115,899	216	10,951	356	2,985	631	—	—	129,835	1,203

1	The £21m of gross disposals reported within Retail other and £124m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.
2
Refinements to models used for calculation reported within Corporate loans include a £(14)m movement in the calculated ECL for the IB portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

3
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Corporate loans includes assets of £0.2bn de-recognised due to payment received on defaulted loans from government guarantees issued under the Government’s Bounce Back Loan Scheme.

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m
Retail mortgages	(1)	(2)	15	—	12
Retail credit cards	(96)	(55)	658	—	507
Retail other	(35)	42	110	—	117
Corporate loans	8	27	187	—	222
ECL movements excluding disposals and write-offs1	(124)	12	970	—	858
ECL movement on loan commitments and other financial guarantees	—	(11)	(3)	—	(14)
ECL movement on other financial assets	4	(3)	(7)	—	(6)
ECL movement on debt securities at amortised cost	—	1	—	—	1
Recoveries and reimbursements2	(4)	(20)	(77)	—	(101)
ECL charge on assets held for sale3					105
Total exchange and other adjustments					269
Total income statement charge for the period					1,112

1
In H125, gross write-offs amounted to £747m (H124: £760m) and post write-off recoveries amounted to £43m (H124: £38m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £704m (H124: £722m).

2
Recoveries and reimbursements include £58m (H124: £18m) for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £43m(H124: £38m).

3	ECL charge on assets held for sale relate to the charges on a co-branded card portfolio in USCB and the German consumer finance business.

Loan commitments and financial guarantees1
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2025	11,093	—	340	—	2	—	—	—	11,435	—
Net transfers between stages	(22)	—	20	—	2	—	—	—	—	—
Business activity in the period	10,082	—	—	—	6	—	—	—	10,088	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(8,050)	—	(27)	—	(2)	—	—	—	(8,079)	—
Limit management and final repayments	(171)	—	(19)	—	(1)	—	—	—	(191)	—
As at 30 June 2025	12,932	—	314	—	7	—	—	—	13,253	—
Retail credit cards
As at 1 January 2025	162,471	53	2,515	13	122	—	6	—	165,114	66
Net transfers between stages	(2,001)	10	1,977	(10)	24	—	—	—	—	—
Business activity in the period	9,162	11	136	2	—	—	—	—	9,298	13
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,840)	(16)	(1,284)	14	(26)	—	(1)	—	(9,151)	(2)
Limit management and final repayments	(6,172)	(5)	(122)	(5)	(11)	—	—	—	(6,305)	(10)
Disposals2	(5,203)	—	(217)	—	(10)	—	—	—	(5,430)	—
As at 30 June 2025	150,417	53	3,005	14	99	—	5	—	153,526	67
Retail other
As at 1 January 2025	8,416	6	440	—	25	—	—	—	8,881	6
Net transfers between stages	(10)	—	10	—	—	—	—	—	—	—
Business activity in the period	364	—	—	—	6	—	—	—	370	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(126)	(3)	(14)	—	(7)	—	—	—	(147)	(3)
Limit management and final repayments	(573)	—	(25)	—	(3)	—	—	—	(601)	—
Disposals2	(743)	—	(30)	—	(1)	—	—	—	(774)	—
As at 30 June 2025	7,328	3	381	—	20	—	—	—	7,729	3
Corporate loans
As at 1 January 2025	230,275	105	15,433	237	1,019	25	—	—	246,727	367
Net transfers between stages	(77)	23	(77)	(22)	154	(1)	—	—	—	—
Business activity in the period	52,278	23	1,166	31	68	—	—	—	53,512	54
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,520)	(29)	(1,182)	17	(261)	—	—	—	(5,963)	(12)
Limit management and final repayments	(49,958)	(14)	(1,986)	(38)	(163)	(2)	—	—	(52,107)	(54)
As at 30 June 2025	227,998	108	13,354	225	817	22	—	—	242,169	355

1	Loan commitments reported also include financial assets classified as held for sale.
2	The gross disposals reported within Retail credit card and Retail other relate to the German consumer finance business; sale of which was completed in Q125.

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product and geography below:

Management adjustments to models for impairment allowance presented by product and geography1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments	Management adjustments3	Total impairment allowance4	Proportion of Management adjustments to Total impairment allowance
		(a)	(b)	(a+b)
As at 30.06.25	£m	£m	£m	£m	£m	%
Retail mortgages	50	36	72	108	158	68.4
Retail credit cards	883	—	(127)	(127)	756	(16.8)
Retail other	350	—	84	84	434	19.4
Corporate loans	767	43	40	83	850	9.8
Total UK	2,050	79	69	148	2,198	6.7
Retail mortgages	22	—	—	—	22	—
Retail credit cards5	2,389	30	—	30	2,419	1.2
Retail other	24	—	—	—	24	—
Corporate loans5	719	44	(55)	(11)	708	(1.6)
Total Rest of the World	3,154	74	(55)	19	3,173	0.6
Total	5,204	153	14	167	5,371	3.1
Debt securities at amortised cost	23	1	—	1	24	4.2
Total including debt securities at amortised cost	5,227	154	14	168	5,395	3.1

As at 31.12.24	£m	£m	£m	£m	£m	%
Retail mortgages	51	36	71	107	158	67.7
Retail credit cards	787	—	(22)	(22)	765	(2.9)
Retail other	298	—	90	90	388	23.2
Corporate loans	759	42	39	81	840	9.6
Total UK	1,895	78	178	256	2,151	11.9
Retail mortgages	29	—	—	—	29	—
Retail credit cards	2,631	—	(23)	(23)	2,608	(0.9)
Retail other	24	—	4	4	28	14.3
Corporate loans	695	—	(2)	(2)	693	(0.3)
Total Rest of the World	3,379	—	(21)	(21)	3,358	(0.6)
Total	5,274	78	157	235	5,509	4.3
Debt securities at amortised cost	30	—	(7)	(7)	23	(30.4)
Total including debt securities at amortised cost	5,304	78	150	228	5,532	4.1

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 30.06.25	£m	£m	£m	£m
Retail mortgages	7	18	11	36
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	25	12	6	43
Total UK	32	30	17	79
Retail mortgages	—	—	—	—
Retail credit cards	—	30	—	30
Retail other	—	—	—	—
Corporate loans	13	31	—	44
Total Rest of the World	13	61	—	74
Total	45	91	17	153
Debt securities at amortised cost	1	—	—	1
Total including debt securities at amortised cost	46	91	17	154

As at 31.12.24	£m	£m	£m	£m
Retail mortgages	7	18	11	36
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	26	10	6	42
Total UK	33	28	17	78
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	—	—	—	—
Total Rest of the World	—	—	—	—
Total	33	28	17	78
Debt securities at amortised cost	—	—	—	—
Total including debt securities at amortised cost	33	28	17	78

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2
Includes £4.5bn (December 2024: £4.7bn) of modelled ECL, £0.5bn (December 2024: £0.5bn) of individually assessed impairments, £(0.2)bn (December 2024: £(0.3)bn) of ECL from assets held for sale (co-branded card portfolio) and £0.4bn (December 2024: £0.4bn) of ECL from non-modelled exposures and debt securities.

3
Management adjustments related to other financial assets subject to impairment not included in the table above include cash collateral and settlement balances £nil (December 2024: £(1)m), reverse repurchase agreements £1m (December 2024: £(2)m) and financial assets at fair value through other comprehensive income £nil (December 2024: £(2)m) within the IB portfolio.

4	Total impairment allowance consists of ECL stock on drawn and undrawn exposure.
5	Economic uncertainty adjustment of £87m is split £36m in USCB (including £6m in HFS) and £51m in IB, primarily reported within Corporate loans (ROW).

Economic uncertainty adjustments

Economic uncertainty adjustments continue to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

The Group continues to monitor the heightened uncertainty in the near-term macroeconomic outlook, especially in the US. The broadening range of outcomes coupled with volatile geopolitical scenarios suggest that a greater weighting than that used in the modelled ECL output should be applied to the Group's Downside scenarios to reflect the macroeconomic uncertainty. In response, an uncertainty PMA of £87m (£70m net of SRT credit protection) has been introduced during the year. This adjustment reflects a point in time impact based on the balance sheet as at 30 June 2025 for the uncertainty around macroeconomic variables. It does not factor in future changes in customer utilisation or management actions the Group might take to mitigate credit risk.

The total economic uncertainty adjustments as at 30 June 2025 is £154m (December 2024: £78m) and primarily includes:

Customer and client uncertainty provisions of £128m (December 2024: £53m):

●
Retail mortgages (UK) £11m (December 2024: £11m): This adjustment reflects the risk of borrowers refinancing onto higher rates in the medium-term

●
Retail credit cards (ROW) £30m (December 2024: £nil): This adjustment is introduced during the year to provide for the elevated US macroeconomic uncertainty

●
Corporate loans:
-
UK £43m (December 2024: £42m): This adjustment reflects the possible cross default risk on Barclays’ lending in respect of clients who have taken bounce back loans
-
ROW £44m (December 2024: £nil): This adjustment is introduced during the year to provide for the elevated US macroeconomic uncertainty

Model uncertainty provisions of £25m (December 2024: £25m):

●
Retail mortgages (UK) £25m (December 2024: £25m): This adjustment remediates the higher recovery expectations impacted by model over-sensitivity to certain macroeconomic variables

Other adjustments

Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Total other adjustments of £14m (December 2024: £150m) includes:

Adjustments for definition of default under the Capital Requirements Regulation and model monitoring across products; and a recalibration adjustment to correct for Probability of Default (PD) over-prediction in Retail credit cards (UK) and Corporate loans (ROW).

●
Retail mortgages (UK) £72m (December 2024: £71m): The adjustments remain broadly stable

●
Retail credit cards (UK) £(127)m (December 2024: £(22)m): The movement is primarily driven by a recalibration adjustment to correct for PD over-prediction driven by resilient customer behaviour, underpinned by model monitoring controls

●
Retail credit cards (ROW) £nil (December 2024: £(23)m): The movement is informed by the retirement of an adjustment in the US cards portfolio for high-risk account management (HRAM) accounts following model remediation during the year

●
Retail other (UK) £84m (December 2024: £90m): The adjustments remain broadly stable

●
Corporate loans (UK) £40m (December 2024: £39m): The adjustments remain broadly stable

●
Corporate loans (ROW) £(55)m (December 2024: £(2)m): The movement is driven by a recalibration adjustment to correct for PD over-prediction driven by resilient customer behaviour, underpinned by model monitoring controls

●
Debt securities £nil (December 2024: £(7)m): The movement is informed by the retirement of an adjustment following model remediation

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q225, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario reflects the rapidly changing trade policies and uncertainty around potential tariffs to be imposed by the US administration and responses by other governments. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2025 is expected to be 0.7% and 1.9%, respectively. Labour markets in major economies soften slightly amid increased uncertainty and slower export-oriented activity. However, the weakening is contained and does not rise significantly from current levels. UK and US unemployment rates peak at 4.7% and 4.6%, respectively. Central Banks continue to loosen monetary policy albeit at a faster pace than initially anticipated given tariff-induced uncertainty.

The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment. Large-scale deportation disrupts the US labour market, compounding downside risks to growth. In addition, global supply chains are severely disrupted as firms delay investment, reassess production locations and hoard production inputs. Imports into the US contract sharply due to higher prices and exports fall due to retaliation. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in net exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors (machinery, autos, consumer durables) but also spill into services. The Fed initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and labour market loosens, the Fed cuts rates swiftly to stimulate aggregate demand. The Bank of England eases monetary policy amid a disinflationary environment and looser labour markets.

In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.

The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increase in the Downside 1 scenario weight was driven by the deterioration in US GDP in the Baseline scenario, bringing the Baseline scenario closer to the Downside scenarios, partially offset by the impact of the increased severity of the Downside scenarios. For further details see page 40.

The Group has retained the £70m (net of SRT1 credit protection) uncertainty adjustment introduced in Q125 across the US Consumer Bank and the Investment Bank businesses as heightened uncertainty persists, including tariffs and trade uncertainty and ongoing geopolitical risk; the impacts of which are yet to be observed in customer behaviour. For further details see page 36.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1	Significant Risk Transfer (SRT) represents risk transfer transactions used to enhance risk management capabilities.

Macroeconomic variables used in the calculation of ECL
As at 30.06.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	0.7	1.2	1.5	1.6	1.7
UK unemployment2	4.6	4.7	4.7	4.6	4.6
UK HPI3	2.1	2.3	2.3	3.5	3.9
UK bank rate6	4.1	3.8	3.8	3.8	3.9
US GDP1	1.9	1.4	2.0	2.0	2.0
US unemployment4	4.4	4.6	4.6	4.6	4.6
US HPI5	2.8	2.0	2.0	2.0	2.0
US federal funds rate6	4.3	3.6	3.6	3.8	3.8

Downside 2
UK GDP1	(0.2)	(3.4)	1.7	2.6	1.8
UK unemployment2	4.9	7.6	7.5	5.9	5.3
UK HPI3	(9.4)	(20.6)	1.2	18.1	10.0
UK bank rate6	4.0	1.4	0.2	0.8	1.5
US GDP1	0.9	(4.7)	(0.2)	2.3	2.3
US unemployment4	4.6	7.3	7.8	6.4	5.8
US HPI5	(1.6)	(6.6)	3.6	9.1	4.7
US federal funds rate6	4.5	4.1	2.4	1.4	1.2

Downside 1
UK GDP1	0.2	(1.1)	1.6	2.1	1.8
UK unemployment2	4.8	6.2	6.1	5.2	4.9
UK HPI3	(3.7)	(9.6)	1.7	10.7	7.0
UK bank rate6	4.1	3.1	2.2	2.3	2.7
US GDP1	1.4	(1.6)	0.9	2.1	2.1
US unemployment4	4.5	5.9	6.2	5.5	5.2
US HPI5	0.5	(2.4)	2.8	5.5	3.4
US federal funds rate6	4.3	3.9	2.9	2.6	2.6

Upside 2
UK GDP1	1.1	3.9	3.2	2.6	2.3
UK unemployment2	4.4	4.0	3.8	3.7	3.7
UK HPI3	4.4	14.2	6.8	2.7	3.8
UK bank rate6	4.1	3.1	2.5	2.6	2.9
US GDP1	2.3	3.1	2.9	2.8	2.8
US unemployment4	4.2	3.9	3.9	3.9	3.9
US HPI5	5.2	4.3	5.3	4.9	4.9
US federal funds rate6	4.1	2.9	2.8	2.8	2.8

Upside 1
UK GDP1	0.9	2.5	2.4	2.1	2.0
UK unemployment2	4.5	4.3	4.3	4.2	4.2
UK HPI3	3.2	8.1	4.5	3.1	3.9
UK bank rate6	4.1	3.4	3.3	3.3	3.4
US GDP1	2.1	2.3	2.4	2.4	2.4
US unemployment4	4.3	4.2	4.2	4.2	4.2
US HPI5	4.0	3.1	3.7	3.4	3.4
US federal funds rate6	4.3	3.3	3.3	3.5	3.5

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	1.0	1.4	1.5	1.6	1.5
UK unemployment2	4.3	4.4	4.5	4.4	4.4
UK HPI3	2.8	3.3	1.6	4.5	3.0
UK bank rate6	5.1	4.3	4.0	4.0	3.8
US GDP1	2.7	2.0	2.0	2.0	2.0
US unemployment4	4.1	4.3	4.2	4.2	4.2
US HPI5	6.5	2.6	2.7	3.0	3.0
US federal funds rate6	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP1	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment2	4.3	6.2	8.1	6.6	5.5
UK HPI3	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate6	5.1	3.5	1.7	0.6	1.1
US GDP1	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment4	4.1	5.8	7.2	6.2	5.5
US HPI5	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate6	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP1	1.0	(0.5)	0.1	2.1	1.9
UK unemployment2	4.3	5.3	6.3	5.5	5.0
UK HPI3	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate6	5.1	3.9	2.9	2.3	2.4
US GDP1	2.7	0.3	0.4	2.7	2.4
US unemployment4	4.1	5.1	5.7	5.2	4.9
US HPI5	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate6	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP1	1.0	3.0	3.7	2.9	2.4
UK unemployment2	4.3	3.8	3.4	3.5	3.5
UK HPI3	2.8	11.9	8.4	5.1	4.1
UK bank rate6	5.1	3.9	2.9	2.8	2.8
US GDP1	2.7	2.8	3.1	2.8	2.8
US unemployment4	4.1	3.8	3.5	3.5	3.5
US HPI5	6.5	6.2	4.7	4.8	4.9
US federal funds rate6	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP1	1.0	2.2	2.6	2.2	2.0
UK unemployment2	4.3	4.1	4.0	4.0	4.0
UK HPI3	2.8	7.6	4.9	4.8	3.5
UK bank rate6	5.1	4.1	3.5	3.4	3.3
US GDP1	2.7	2.4	2.6	2.4	2.4
US unemployment4	4.1	4.0	3.9	3.9	3.9
US HPI5	6.5	4.4	3.7	3.9	3.9
US federal funds rate6	5.1	4.0	3.8	3.6	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.25
Scenario weighting	15.5	26.4	34.4	15.2	8.5
As at 31.12.24
Scenario weighting	17.4	26.8	32.5	14.7	8.6

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represent the lowest and highest cumulative position relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.25%		%	%	%	%
UK GDP2	14.5	10.9	1.3	(1.3)	(4.0)
UK unemployment3	3.7	4.2	4.6	6.5	8.4
UK HPI4	35.8	25.0	2.8	(13.2)	(28.1)
UK bank rate3	2.5	3.3	3.9	4.6	4.6
US GDP2	14.8	12.0	1.8	(1.4)	(5.3)
US unemployment3	3.9	4.1	4.5	6.5	8.4
US HPI4	27.1	19.0	2.2	(2.2)	(8.4)
US federal funds rate3	2.8	3.3	3.8	4.5	4.5
As at 31.12.24%		%	%	%	%
UK GDP2	15.0	11.6	1.4	0.2	(2.9)
UK unemployment3	3.4	3.9	4.4	6.5	8.4
UK HPI4	36.3	25.9	3.0	(11.3)	(26.8)
UK bank rate3	2.8	3.3	4.2	5.3	5.3
US GDP2	14.9	12.8	2.2	0.4	(2.1)
US unemployment3	3.5	3.8	4.2	5.9	7.5
US HPI4	30.1	24.4	3.5	1.1	(4.0)
US federal funds rate3	2.8	3.3	4.2	5.3	5.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses, All Buyers Index; UK HPI (30.06.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q125 (2024: Q124).

2
Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate(CAGR) in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.25%		%	%	%	%
UK GDP2	2.6	2.0	1.3	0.9	0.5
UK unemployment3	3.9	4.3	4.6	5.4	6.2
UK HPI4	6.3	4.6	2.8	0.9	(1.1)
UK bank rate3	3.0	3.5	3.9	2.9	1.6
US GDP2	2.8	2.3	1.8	1.0	0.1
US unemployment3	3.9	4.2	4.5	5.4	6.4
US HPI4	4.9	3.5	2.2	1.9	1.7
US federal funds rate3	3.1	3.6	3.8	3.3	2.7
As at 31.12.24%		%	%	%	%
UK GDP2	2.6	2.0	1.4	0.9	0.5
UK unemployment3	3.7	4.0	4.4	5.3	6.1
UK HPI4	6.4	4.7	3.0	0.8	(1.6)
UK bank rate3	3.5	3.9	4.2	3.3	2.4
US GDP2	2.9	2.5	2.2	1.7	1.2
US unemployment3	3.7	3.9	4.2	5.0	5.8
US HPI4	5.4	4.5	3.5	2.4	1.2
US federal funds rate3	3.6	4.0	4.2	3.2	2.1

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses, All Buyers Index; UK HPI (30.06.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q125 (2024: Q124).

2	5-year yearly average CAGR, starting 2024 (2024: 2023).
3	5-year average. Period based on 20 quarters from Q125 (2024: Q124).
4	5-year quarter end CAGR, starting Q424 (2024: Q423).

ECL sensitivity analysis

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.

Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.
	Scenarios
As at 30.06.25	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	143,893	144,499	144,220	143,894	142,404	140,285
Retail credit cards2	61,346	61,301	61,334	61,364	61,389	61,315
Retail other	6,361	6,488	6,436	6,375	6,217	6,047
Corporate loans2	206,132	208,928	208,025	206,540	204,086	197,488
Stage 1 Model ECL (£m)
Retail mortgages	2	1	1	1	3	5
Retail credit cards2	514	493	503	513	533	551
Retail other	31	28	29	30	33	35
Corporate loans2	288	251	264	274	332	385
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.5	0.4	0.5	0.5	0.5	0.6
Corporate loans	0.1	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	17,837	16,768	17,185	17,673	19,831	23,057
Retail credit cards2	6,381	6,216	6,288	6,363	6,525	6,794
Retail other	1,181	1,054	1,106	1,167	1,325	1,495
Corporate loans2	20,327	17,378	18,338	19,936	22,509	29,237
Stage 2 Model ECL (£m)
Retail mortgages	3	1	2	2	5	9
Retail credit cards2	1,353	1,268	1,302	1,337	1,440	1,584
Retail other	79	66	70	75	98	127
Corporate loans2	550	418	462	517	693	1,045
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	21.2	20.4	20.7	21.0	22.1	23.3
Retail other	6.7	6.3	6.3	6.4	7.4	8.5
Corporate loans	2.7	2.4	2.5	2.6	3.1	3.6
Stage 3 Model Exposure (£m)3
Retail mortgages	1,128	1,128	1,128	1,128	1,128	1,128
Retail credit cards2	2,050	2,050	2,050	2,050	2,050	2,050
Retail other	133	133	133	133	133	133
Corporate loans2	3,858	3,858	3,858	3,858	3,858	3,858
Stage 3 Model ECL (£m)
Retail mortgages	18	11	14	16	27	35
Retail credit cards2	1,525	1,486	1,507	1,527	1,558	1,586
Retail other	75	73	73	74	78	82
Corporate loans2,4	61	58	58	60	66	72
Stage 3 Coverage (%)
Retail mortgages	1.6	1.0	1.2	1.4	2.4	3.1
Retail credit cards	74.4	72.5	73.5	74.5	76.0	77.4
Retail other	56.4	54.9	54.9	55.6	58.6	61.7
Corporate loans4	1.6	1.5	1.5	1.6	1.7	1.9
Total Model ECL (£m)
Retail mortgages	23	13	17	19	35	49
Retail credit cards2	3,392	3,247	3,312	3,377	3,531	3,721
Retail other	185	167	172	179	209	244
Corporate loans2,	899	727	784	851	1,091	1,502
Total Model ECL	4,499	4,154	4,285	4,426	4,866	5,516

Reconciliation to total ECL	£m
Total weighted model ECL	4,499
ECL from individually assessed exposures4	485
ECL from non-modelled exposures and others5	459
ECL from debt securities at amortised cost	24
ECL from held for sale assets (co-branded card portfolio)	(239)
ECL from post model management adjustments	167
Of which: ECL from economic uncertainty adjustments	153
Total ECL	5,395

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	Model exposure and ECL reported within Retail credit cards and Corporate loans continues to include a co-branded card portfolio, as its sale is expected to close in 2026.
3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 June 2025 and not on macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £485m is reported as an individually assessed impairment in the reconciliation table.

5
ECL from non-modelled exposures and others includes ECL on Tesco Bank's retail banking business of £295m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of the non-modelled exposures would materially reflect the sensitivity of the benchmarked model.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 1.6%.

Retail mortgages: Total weighted ECL of £23m represents a 21.1% increase over the Baseline ECL (£19m) with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £49m driven by a fall in UK HPI.

Retail credit cards: Total weighted ECL of £3,392m is broadly aligned to the Baseline ECL (£3,377m). Total ECL increases to £3,721m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.

Retail other: Total weighted ECL of £185m represents a 3.4% increase over the Baseline ECL (£179m). Total ECL increases to £244m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.

Corporate loans: Total weighted ECL of £899m represents a 5.6% increase over the Baseline ECL (£851m). Total ECL increases to £1,502m under the Downside 2 scenario, driven by a decrease in UK and US GDP.

	Scenarios1
As at 31.12.24	Weighted2	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	139,086	140,828	140,079	139,188	136,671	134,861
Retail credit cards	63,937	63,821	63,859	63,894	63,980	63,975
Retail other	7,952	8,074	8,025	7,968	7,804	7,614
Corporate loans	213,905	216,064	215,215	214,293	212,007	207,062
Stage 1 Model ECL (£m)
Retail mortgages	1	—	1	1	3	6
Retail credit cards	535	512	523	534	560	586
Retail other	34	32	32	33	36	40
Corporate loans	270	235	247	258	311	363
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit card	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.4	0.4	0.4	0.4	0.5	0.5
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	20,401	18,178	19,072	20,134	23,359	26,339
Retail credit cards	6,904	6,747	6,817	6,889	7,052	7,310
Retail other	1,232	1,110	1,159	1,215	1,380	1,570
Corporate loans	21,197	18,889	19,793	20,827	23,238	28,340
Stage 2 Model ECL (£m)
Retail mortgages	4	1	2	3	8	16
Retail credit cards	1,473	1,387	1,422	1,459	1,567	1,714
Retail other	81	68	72	77	101	134
Corporate loans	532	424	461	505	655	932
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	0.1
Retail credit cards	21.3	20.6	20.9	21.2	22.2	23.4
Retail other	6.6	6.1	6.2	6.3	7.3	8.5
Corporate loans	2.5	2.2	2.3	2.4	2.8	3.3
Stage 3 Model Exposure (£m)3
Retail mortgages	1,062	1,062	1,062	1,062	1,062	1,062
Retail credit cards	2,197	2,197	2,197	2,197	2,197	2,197
Retail other	158	158	158	158	158	158
Corporate loans	4,051	4,051	4,051	4,051	4,051	4,051
Stage 3 Model ECL (£m)
Retail mortgages	19	12	14	17	29	41
Retail credit cards	1,625	1,585	1,606	1,627	1,663	1,695
Retail other	92	90	91	92	95	97
Corporate loans4	71	66	67	69	79	89
Stage 3 Coverage (%)
Retail mortgages	1.8	1.1	1.3	1.6	2.7	3.9
Retail credit cards	74.0	72.1	73.1	74.1	75.7	77.2
Retail other	58.2	57.0	57.6	58.2	60.1	61.4
Corporate loans4	1.8	1.6	1.7	1.7	2.0	2.2
Total Model ECL (£m)
Retail mortgages	24	13	17	21	40	63
Retail credit cards	3,633	3,484	3,551	3,620	3,790	3,995
Retail other	207	190	195	202	232	271
Corporate loans4	873	725	775	832	1,045	1,384
Total Model ECL	4,737	4,412	4,538	4,675	5,107	5,713

Reconciliation to total ECL	£m
Total weighted model ECL	4,737
ECL from individually assessed exposures4	461
ECL from non-modelled exposures and others5	358
ECL from debt securities at amortised cost	23
ECL from held for sale assets (co-branded card portfolio)	(282)
ECL from post model management adjustments	235
Of which: ECL from economic uncertainty adjustments	78
Total ECL	5,532

1
Model exposure and ECL reported within Retail credit cards and Retail Other excludes the German consumer finance business, sale of which completed after the balance sheet date. Model exposure and ECL reported within Retail credit cards and Corporate loans continues to include a co-branded card portfolio, as its sale is expected to close in 2026.

2
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2024 and not on macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £461m is reported as an individually assessed impairment in the reconciliation table.

5
ECL from non-modelled exposures and others includes ECL on Tesco Bank's retail banking business of £209m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of the non-modelled exposures would materially reflect the sensitivity of the benchmarked model.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 97% (December 2024: 97%) of the Group’s total home loans balance.
	Barclays UK
Home loans principal portfolios	As at 30.06.25	As at 31.12.24
Gross loans and advances (£m)	166,960	163,197
90 day arrears rate, excluding recovery book (%)	0.2	0.2
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)1	4.1	3.7

Average marked to market LTV
Balance weighted %	53.8	53.0
Valuation weighted %	40.4	39.7

New lending	Half year ended 30.06.25	Half year ended 30.06.24
New home loan bookings (£m)	15,448	9,239
New home loan proportion > 90% LTV (%)	1.6	0.8
Average LTV on new home loans: balance weighted (%)	69.5	63.4
Average LTV on new home loans: valuation weighted (%)	60.7	54.1

1	Recovery Book Impairment Coverage Ratio excludes Kensington Mortgages Company.

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.25
<=75%	74.3	9.1	0.9	84.3	7.9	14.3	19.2	41.4	—	0.1	2.0	—
>75% and <=90%	13.6	1.1	0.1	14.8	11.6	22.4	10.5	44.5	0.1	1.8	12.7	0.3
>90% and <=100%	0.9	—	—	0.9	1.3	1.8	4.2	7.3	0.1	4.4	35.7	0.7
>100%	—	—	—	—	0.3	2.1	4.4	6.8	1.7	75.7	78.0	27.8
As at 31.12.24
<=75%	74.5	10.7	0.9	86.1	8.3	15.8	18.7	42.8	—	0.1	1.8	—
>75% and <=90%	11.8	1.2	0.1	13.1	10.2	24.2	9.7	44.1	0.1	1.7	13.0	0.3
>90% and <=100%	0.8	—	—	0.8	1.3	2.3	4.0	7.6	0.1	4.9	35.8	0.8
>100%	—	—	—	—	0.2	1.4	3.9	5.5	1.6	45.9	68.7	24.8

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2025.

New home loans bookings increased 67% to £15.4bn (H124: £9.2bn), primarily driven by increased demand as interest rates reduced and increased operational capacity. The stamp duty relief period and its ending also created increased activity in the purchase market in Q1 25, partially offset by reduced volumes in Q2 25.
The proportion of completions in LTV >90% increased from 0.8% in H1 2024 to 1.6% in H1 2025, primarily driven by an increase in HMT Mortgage Guarantee Scheme applications.

Retail credit cards and Retail other
The principal portfolios listed below accounted for 91% (December 2024: 91%) of the Group’s total retail credit cards and retail other.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.25	£m	%	%	%	%
Barclays UK
UK cards1	16,455	0.7	0.2	0.9	0.8
UK personal loans1	8,389	1.0	0.4	0.8	0.7
Barclays Partner Finance	1,258	0.8	0.4	1.2	1.2
Barclays US Consumer Bank
US cards2	25,906	2.8	1.6	3.8	3.7

As at 31.12.24
Barclays UK
UK cards1	15,781	0.7	0.2	1.1	0.9
UK personal loans1	8,051	1.0	0.4	0.7	0.5
Barclays Partner Finance	1,609	0.6	0.3	1.0	1.0
Barclays US Consumer Bank
US cards2	28,548	3.0	1.6	3.8	3.7

1	Includes Tesco Bank. Tesco Bank arrears rates are calculated using POCI balances adjusted to fair value.
2	Includes a co-branded card portfolio in USCB, classified as held for sale (see table below).

UK cards: Gross exposure increased from £15.8bn to £16.5bn following a growth in spend and new promotional balance lending. 30 and 90 day arrears rates remained stable at 0.7% (2024: 0.7%) and 0.2% (2024: 0.2%) respectively. Gross and net write-off rates reduced to 0.9% (2024: 1.1%) and 0.8% (2024: 0.9%) reflecting the impact of reduced flow into delinquency in 2024 flowing into write-off.

UK personal loans: Gross exposure increased from £8.1bn to £8.4bn due to a growth in new lending. 30 and 90 day arrears rates remained stable at 1.0% (2024: 1.0%) and 0.4% (2024: 0.4%) respectively. Gross and net write off rates increased to 0.8% (2024: 0.7%) and 0.7% (2024: 0.5%) reflecting increased average balances flowing through to write-off.

Barclays Partner Finance: 30 and 90 day arrears rates increased to 0.8% (2024: 0.6%) and 0.4% (2024: 0.3%) respectively as total exposure reduced to £1.3bn (2024: £1.6bn) due to a strategic decision to reduce the number of active partner businesses. Both annualised gross and net write off rates increased to 1.2% (2024: 1.0%) following the reduction in gross exposure.

US cards: 30 day arrears rate decreased to 2.8% (2024: 3.0%) and 90 day arrears rate remained flat at 1.6% (2024: 1.6%) in line with seasonal expectations. Gross and net write-off rates remained stable.

Retail Credit Cards and Retail Other held for sale	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.25	£m	%	%	%	%
Barclays US Consumer Bank	5,653	1.7	0.9	1.9	1.8

As at 31.12.24
Barclays US Consumer Bank	6,241	1.3	0.5	2.0	2.0
Head Office - German consumer finance business	3,733	1.8	0.9	1.3	1.2

Assets held for sale
This table presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in Q125.

Loans and advances by product

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 30.06.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	4,988	55	1.1	613	139	22.7	52	42	80.8	5,653	236	4.2
Retail credit cards - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Corporate loans - US	43	1	2.3	7	2	28.6	1	1	100.0	51	4	7.8
Total Rest of the World	5,031	56	1.1	620	141	22.7	53	43	81.1	5,704	240	4.2

As at 31.12.24
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total Rest of the World	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

Management adjustments to models for impairment

Management adjustments to models for impairment allowance presented by product
	Impairment allowance pre management adjustments	Economic uncertainty adjustments1	Other adjustments	Management adjustments	Total impairment allowance	Proportion of Management adjustments to Total impairment allowance

As at 30.06.25	£m	£m	£m	£m	£m	%
Retail credit cards - US	235	6	—	6	241	2.5
Retail credit cards - Germany	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—
Corporate loans - US	4	—	—	—	4	—
Total Rest of the World	239	6	—	6	245	2.4

As at 31.12.24	£m	£m	£m	£m	£m	%
Retail credit cards - US	277	—	—	—	277	—
Retail credit cards - Germany	101	—	16	16	117	13.7
Retail other - Germany	80	—	17	17	97	17.5
Corporate loans - US	5	—	—	—	5	—
Total Rest of the World	463	—	33	33	496	6.7

1	Economic uncertainty adjustment of £6m (December 2024: £nil) reflects an adjustment introduced during the year to provide for the elevated US macroeconomic uncertainty and reported in Stage 2.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.25			Half year ended 31.12.24			Half year ended 30.06.24
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	16	20	13	20	24	17	22	27	19
Interest rate risk	15	25	5	14	22	7	16	25	9
Equity risk	8	14	5	5	12	2	6	9	4
Basis risk	5	7	4	5	6	4	6	8	4
Spread risk	5	7	4	4	7	3	5	7	4
Foreign exchange risk	4	7	3	4	7	3	4	9	2
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	5	8	3	4	5	2	4	5	2
Diversification effect1	(39)	n/a	n/a	(32)	n/a	n/a	(34)	n/a	n/a
Total management VaR	19	30	10	24	32	15	29	36	20

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR decreased 21% to £19m (H224: £24m). The decrease is due to a combination of a reduction in the size of the funded, fair value leverage loan exposure in Q1 2025, as well as an overall prudent risk positioning during the market volatility in Q2 2025.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.

The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

Barclays is prospectively implementing new methodology for calculating net stress outflows related to secured financing transactions in the LCR. This change materialises from June 2025, with the Group headline ratio expected to contract over time from recent elevated levels whilst remaining broadly within ranges reported over recent years. The revised methodology models a more asymmetric unwind of client activity, resulting in a higher net outflow calculation. Barclays has always maintained, and intends to continue to maintain, a significant liquidity buffer which allows for this impact to be readily absorbed within the Group surplus.

As at 30 June 2025 the average LCR was 177.7% (December 2024: 172.4%). The Group held eligible liquid assets in excess of 100% of net stress outflows as measured according to both its internal ILST and external regulatory requirements.

Liquidity coverage ratio1	As at 30.06.25	As at 31.12.24
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	309.7	304.4
Net stress outflows	(174.7)	(176.9)
Surplus	135.0	127.5

Liquidity coverage ratio	177.7%	172.4%

1	Represents the average of the last 12 spot month end ratios.

Net Stable Funding Ratio

The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off-balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (a measure of assets on the balance sheet and certain off-balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter ends) as at 30 June 2025 was 135.6%, which was a surplus above the regulatory requirement of £166.6bn.

Net Stable Funding Ratio2	As at 30.06.25	As at 31.12.24
	£bn	£bn
Total Available Stable Funding	634.2	629.6
Total Required Stable Funding	467.6	466.7
Surplus	166.6	162.9

Net Stable Funding Ratio	135.6%	134.9%

2	Represents the average of the last four spot month end ratios

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2025	2024
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	217	0	0	0	217	235	216

Government bonds3
AAA to AA-		72	3		75	72	55
A+ to A-		2			2	2	2
BBB+ to BBB-		1			1	1	1
Total government bonds		75	3		78	75	58

Other
Government Guaranteed Issuers, PSEs and GSEs		4	2		6	9	9
International Organisations and MDBs		9			9	8	7
Covered bonds		2	4		6	6	7
Other				2	2	1
Total other		15	6	2	23	24	23

Total as at 30 June 2025	217	90	9	2	318	334
Total as at 31 December 2024	196	74	9	2	281		297

1
The LCR eligible HQLA is adjusted under the Liquidity Coverage Ratio (CRR) Part of the PRA Rulebook for operational restrictions upon consolidation, such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99% (December 2024: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 86% (December 2024: over 85%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool was £333.7bn as at June 2025, increased by £36.8 vs December 2024 (December 2024: £296.9bn).

In H125, the month-end liquidity pool ranged from £326bn to £341bn (2024: £297bn to £341bn), and the month-end average balance was £333bn (2024: £322bn). The liquidity pool is held unencumbered and represents readily accessible funds to meet potential cash outflows during stress periods.

As at 30 June 2025, 66% (December 2024: 60%) of the liquidity pool was located in Barclays Bank PLC, 19% (December 2024: 23%) in Barclays Bank UK PLC and 9% (December 2024: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 30.06.25			As at 31.12.24
	Loans and advances, debt securities at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	227	241	94	92
Barclays UK Corporate Bank	28	85	33	31
Barclays Private Bank and Wealth Management	15	67	22	21
Barclays Investment Bank	126	149	85	88
Barclays US consumer Bank	19	23	83	91
Head Office	3	—
Barclays Group	418	565	74	74

1	The loan: deposit ratio is calculated as loans and advances at amortised cost and debt securities at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2025 are summarised below:

	As at 30.06.25	As at 31.12.24		As at 30.06.25	As at 31.12.24
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	390	392	Deposits at amortised cost	565	561
Group liquidity pool	334	297	<1 Year wholesale funding	73	55
			>1 Year wholesale funding	131	131
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	507	433	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	430	358
Derivative financial instruments	280	294	Derivative financial instruments	265	279
Other assets2	88	102	Other liabilities	59	62
			Equity	76	72
Total assets	1,599	1,518	Total liabilities and equity	1,599	1,518

1	Adjusted for liquidity pool debt securities reported at amortised cost of £28bn (December 2024: £22bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £203.5bn (December 2024: £186.0bn). In H125, the Group issued £10.3bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.

Wholesale funding of £72.8.bn (December 2024: £55.0bn) matures in less than one year, representing 36% (December 2024: 30%) of total wholesale funding outstanding. This includes £29.3bn (December 2024: £22.0bn) related to term funding1.

Maturity profile of wholesale funding2
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	—	—	—	3.9	3.9	5.7	6.7	6.6	4.7	26.7	54.3
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	—	0.2	0.8	1.0
Subordinated liabilities	—	—	—	1.5	1.5	—	1.5	—	1.0	7.4	11.4
Barclays Bank PLC (including subsidiaries)
Senior unsecured (Privately placed)3	2.8	4.1	5.4	9.7	22.0	11.3	13.0	9.7	8.6	20.1	84.7
Certificates of deposit and commercial paper	3.0	3.1	11.9	9.8	27.8	0.3	—	—	—	—	28.1
Asset backed commercial paper	4.1	6.7	1.3	—	12.1	—	—	—	—	—	12.1
Asset backed securities	—	—	0.7	0.4	1.1	0.2	0.2	0.5	—	2.5	4.5
Subordinated liabilities	0.1	0.1	—	—	0.2	0.5	0.1	—	—	0.3	1.1
Barclays Bank UK PLC (including subsidiaries)
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	—	—	0.2	0.2
Certificates of deposit and commercial paper	3.6	—	—	—	3.6	—	—	—	—	—	3.6
Covered bonds	—	—	—	—	—	—	0.5	0.7	0.7	—	1.9
Asset backed securities	—	—	—	0.6	0.6	—	—	—	—	—	0.6
Total as at 30 June 2025	13.6	14.0	19.3	25.9	72.8	18.0	22.0	17.5	15.2	58.0	203.5
Of which secured	4.1	6.7	2.0	1.0	13.8	0.2	0.7	1.2	0.7	2.5	19.1
Of which unsecured	9.5	7.3	17.3	24.9	59.0	17.8	21.3	16.3	14.5	55.5	184.4

Total as at 31 December 2024	7.9	21.3	11.9	13.9	55.0	23.0	17.5	18.6	15.1	56.8	186.0
Of which secured	2.4	8.8	2.1	0.8	14.1	1.1	0.5	0.9	0.6	3.3	20.5
Of which unsecured	5.5	12.5	9.8	13.1	40.9	21.9	17.0	17.7	14.5	53.5	165.5

1
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

2
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

3	Includes structured notes of £71.0bn, of which £19.1bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays solicits independent credit ratings from agencies such as Standard & Poor’s Global (S&P), Moody’s and Fitch. These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A+ / Stable	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays Bank UK PLC
Long-term	A+ / Stable	A11 / Stable	A+ / Stable
Short-term	A-1	P-11	F1

Barclays PLC
Long-term	BBB+ / Stable	Baa1 / Stable	A / Stable
Short-term	A-2	P-2	F1

1	Deposit ratings.

In H125, S&P and Fitch affirmed all ratings for Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the ILST scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

A one and two-notch long-term downgrade, with associated short-term downgrades, across all credit ratings agencies would result in outflows of £1bn and £3bn respectively on derivative contracts and other off balance sheet products to satisfy the contractual collateral requirements. This is provided for in determining an appropriate liquidity pool size given the Group’s liquidity risk appetite. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

Regulatory minimum requirements

Capital

As at 30 June 2025, the Group’s Overall Capital Requirement for CET1 was 12.2% and comprises a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group’s Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage

As at 30 June 2025, the Group was subject to a UK leverage ratio requirement of 4.2%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.4%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

As at 30 June 2025, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.7% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Capital ratios1,2	As at 30.06.25	As at 31.03.25	As at 31.12.24
CET1	14.0%	13.9%	13.6%
T1	17.8%	17.7%	16.9%
Total regulatory capital	20.5%	20.6%	19.6%
MREL ratio as a percentage of total RWAs	35.4%	36.2%	34.4%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	75,906	74,880	71,821
Less: other equity instruments (recognised as AT1 capital)	(13,266)	(13,263)	(12,075)
Adjustment to retained earnings for foreseeable ordinary share dividends	(600)	(1,086)	(786)
Adjustment to retained earnings for foreseeable repurchase of shares	(171)	(664)	—
Adjustment to retained earnings for foreseeable other equity coupons	(37)	(49)	(35)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,887)	(1,795)	(2,051)
Goodwill and intangible assets	(8,158)	(8,247)	(8,272)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,303)	(1,408)	(1,451)
Fair value reserves related to gains or losses on cash flow hedges	1,210	2,378	2,930
Excess of expected losses over impairment	(331)	(306)	(403)
Gains or losses on liabilities at fair value resulting from own credit	456	799	981
Defined benefit pension fund assets	(2,177)	(2,326)	(2,367)
Direct and indirect holdings by an institution of own CET1 instruments	(5)	(4)	(1)
Adjustment under IFRS 9 transitional arrangements	—	—	138
Other regulatory adjustments	(92)	(115)	129
CET1 capital	49,545	48,794	48,558

AT1 capital
Capital instruments and related share premium accounts	13,289	13,289	12,108
Other regulatory adjustments and deductions	(23)	(26)	(32)
AT1 capital	13,266	13,263	12,076

T1 capital	62,811	62,057	60,634

T2 capital
Capital instruments and related share premium accounts	9,498	9,988	9,150
Qualifying T2 capital (including minority interests) issued by subsidiaries	76	337	367
Other regulatory adjustments and deductions	(81)	(43)	(33)
Total regulatory capital	72,304	72,339	70,118

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(76)	(337)	(367)
Eligible liabilities	52,733	55,159	53,547
Total own funds and eligible liabilities3	124,961	127,161	123,298

Total RWAs	353,043	351,314	358,127

1
2024 comparatives for Capital and RWAs have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
2024 and Q1 2025 comparatives for total capital were calculated applying the grandfathering of certain capital instruments within Tier 2 capital. Effective from 29 June 2025, the grandfathered instruments no longer qualified as Tier 2 capital.

3
As at 30 June 2025, the Group's MREL requirement, excluding the institution-specific confidential PRA buffer, was to hold £108.3bn of own funds and eligible liabilities equating to 30.7% of RWAs. The Group remains above its MREL regulatory requirement including the institution-specific confidential PRA buffer.

Movement in CET1 capital	Three months ended 30.06.25	Six months ended 30.06.25
	£m	£m
Opening CET1 capital	48,794	48,558

Profit for the period attributable to equity holders	1,911	4,007
Own credit relating to derivative liabilities	6	(11)
Ordinary share dividends paid and foreseen	(300)	(600)
Purchased and foreseeable share repurchase	—	(1,000)
Other equity coupons paid and foreseen	(240)	(486)
Increase in retained regulatory capital generated from earnings	1,377	1,910

Net impact of share schemes	201	(48)
Fair value through other comprehensive income reserve	175	408
Currency translation reserve	(1,025)	(1,571)
Other reserves	(69)	(67)
Decrease in other qualifying reserves	(718)	(1,278)

Pension remeasurements within reserves	(152)	(200)
Defined benefit pension fund asset deduction	149	190
Net impact of pensions	(3)	(10)

Additional value adjustments (PVA)	(92)	164
Goodwill and intangible assets	89	114
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	105	148
Excess of expected loss over impairment	(25)	72
Direct and indirect holdings by an institution of own CET1 instruments	(1)	(4)
Adjustment under IFRS 9 transitional arrangements	—	(138)
Other regulatory adjustments	19	9
Increase in regulatory capital due to adjustments and deductions	95	365

Closing CET1 capital	49,545	49,545

CET1 capital increased by £1.0bn to £49.5bn (December 2024: £48.6bn). Significant movements in the period were:

●
£4.0bn of capital generated from profit partially offset by distributions of £2.1bn comprising:

-
£1.0bn of completed share buybacks announced with FY24 results
-
£0.6bn accrual towards the total 2025 dividend
-
£0.5bn of equity coupons paid and foreseen

●
£1.3bn decrease in other qualifying reserves including a £1.6bn reduction in the currency translation reserve primarily as a result of the strengthening of spot GBP against USD, partially offset by a £0.4bn gain in the fair value through other comprehensive income reserve.

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,186	56,362	130	9	—	83	145	—	13,196	86,111
Barclays UK Corporate Bank	3,993	16,917	134	387	—	12	2	562	3,282	25,289
Barclays Private Bank & Wealth Management	4,892	497	172	26	1	19	49	394	1,870	7,920
Barclays Investment Bank	38,634	46,858	23,025	22,135	121	3,779	13,257	24,343	24,293	196,445
Barclays US Consumer Bank	18,900	889	—	6	—	—	—	—	4,856	24,651
Head Office	5,622	5,662	1	6	—	2	13	98	1,223	12,627
Barclays Group	88,227	127,185	23,462	22,569	122	3,895	13,466	25,397	48,720	353,043
As at 31.03.25
Barclays UK	15,346	56,050	140	5	—	47	184	—	13,196	84,968
Barclays UK Corporate Bank	3,780	16,213	105	348	—	11	2	471	3,282	24,212
Barclays Private Bank & Wealth Management	5,025	495	127	51	—	18	48	330	1,870	7,964
Barclays Investment Bank	40,169	45,915	22,924	22,540	139	3,190	13,458	23,306	24,293	195,934
Barclays US Consumer Bank	19,723	993	—	—	—	—	—	—	4,856	25,572
Head Office	5,516	5,808	1	13	—	2	19	82	1,223	12,664
Barclays Group	89,559	125,474	23,297	22,957	139	3,268	13,711	24,189	48,720	351,314

As at 31.12.24
Barclays UK	15,516	55,301	146	11	—	74	228	—	13,181	84,457
Barclays UK Corporate Bank	3,932	15,680	106	336	—	12	16	548	3,282	23,912
Barclays Private Bank & Wealth Management	5,058	434	118	31	—	16	44	330	1,859	7,890
Barclays Investment Bank	40,957	49,231	21,889	24,094	70	2,913	12,442	23,023	24,164	198,783
Barclays US Consumer Bank	21,019	966	—	—	—	—	—	—	4,864	26,849
Head Office	6,580	8,162	1	20	—	4	—	212	1,257	16,236
Barclays Group	93,062	129,774	22,260	24,492	70	3,019	12,730	24,113	48,607	358,127

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.24	222,836	49,841	36,843	48,607	358,127
Book size	2,661	2,760	2,803	113	8,337
Acquisitions and disposals	(3,299)	—	—	—	(3,299)
Book quality	(1,121)	(121)	—	—	(1,242)
Model updates	304	68	—	—	372
Methodology and policy	(242)	(189)	—	—	(431)
Foreign exchange movements1	(5,727)	(2,311)	(783)	—	(8,821)
Total RWA movements	(7,424)	207	2,020	113	(5,084)
RWAs as at 30.06.25	215,412	50,048	38,863	48,720	353,043

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs decreased £5.1bn to £353.0bn (Dec 2024: £358.1bn).
Credit risk RWAs decreased £7.4bn:
●
A £2.7bn increase in book size primarily reflecting continued lending growth in Barclays UK and UKCB
●
A £3.3bn decrease in acquisitions and disposals reflecting the sale of the German Consumer Finance business
●
A £1.1bn decrease in book quality RWAs primarily driven by improvements in credit quality within the Barclays UK mortgages portfolio
●
A £5.7bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD
Counterparty credit risk RWAs increased £0.2bn:
●
A £2.8bn increase in book size primarily driven by client derivative activity within Global Markets, offset by a £2.3bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD
Market risk RWAs increased £2.0bn:
●
A £2.8bn increase in book size within Global Markets, partially offset by foreign exchange movements primarily due to the strengthening of spot GBP against USD

Leverage ratios1	As at 30.06.25	As at 31.03.25	As at 31.12.24
	£m	£m	£m
UK leverage ratio2	5.0%	5.0%	5.0%
T1 capital	62,811	62,057	60,634
UK leverage exposure	1,259,772	1,252,827	1,206,502
Average UK leverage ratio	4.7%	4.6%	4.6%
Average T1 capital	61,716	61,641	60,291
Average UK leverage exposure	1,324,772	1,340,481	1,308,335

1
2024 comparatives for UK leverage ratios have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.6bn and against the 0.4% CCLB was £5.0bn.

The UK leverage ratio remained stable at 5.0% (December 2024: 5.0%), as the leverage exposure increased by £53.3bn to £1,259.8bn (December 2024: £1,206.5bn) offset by an increase of £2.2bn in Tier 1 capital. The increase in leverage exposure was largely driven by an increase in trading activity in IB, partially offset by the strengthening of spot GBP against USD.

Statement of Directors' Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements and notes have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the UK, and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2025 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2025 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2025

Signed on 28 July 2025 on behalf of the Board by

C.S. Venkatakrishnan	Anna Cross
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	C.S. Venkatakrishnan	Robert Berry
	Anna Cross	Dawn Fitzpatrick
Mary Francis CBE
Brian Gilvary
Sir John Kingman
Diony Lebot
Mary Mack
Marc Moses
Brian Shea
Julia Wilson

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by Barclays PLC (“the Company” or “the Group”) to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2025 which comprises:

●
the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●
the condensed consolidated balance sheet as at 30 June 2025;
●
the condensed consolidated statement of changes in equity for the period then ended;
●
the condensed consolidated cash flow statement for the period then ended; and
●
the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2025 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards.

The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted for use in the UK.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Stuart Crisp
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

28th July 2025

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.25	Half year ended 30.06.24
	Notes1	£m	£m
Interest and similar income		18,264	18,642
Interest and similar expense		(11,242)	(12,514)
Net interest income		7,022	6,128
Fee and commission income	3	5,656	5,429
Fee and commission expense	3	(1,972)	(1,691)
Net fee and commission income	3	3,684	3,738
Net trading income		4,171	3,228
Net investment (expense)/ income		(18)	160
Other income		37	23
Total income		14,896	13,277

Staff costs	4	(5,254)	(4,964)
Infrastructure, administration and general expenses	5	(3,153)	(3,033)
UK regulatory levies		(96)	(120)
Litigation and conduct		(87)	(64)
Operating expenses		(8,590)	(8,181)

Share of post-tax results of associates and joint ventures		9	16
Profit before impairment		6,315	5,112
Credit impairment charges		(1,112)	(897)
Profit before tax		5,203	4,215
Tax charge		(1,173)	(892)
Profit after tax		4,030	3,323

Attributable to:
Shareholders of the parent		3,523	2,787
Other equity holders		484	510
Equity holders of the parent		4,007	3,297
Non-controlling interests		23	26
Profit after tax		4,030	3,323

Earnings per share
Basic earnings per ordinary share	6	24.7p	18.6p
Diluted earnings per ordinary share	6	23.8p	18.1p

1	For Notes to the Financial Statements see pages 69 to 89.

Condensed consolidated statement of comprehensive income (unaudited)
		Half year ended 30.06.25	Half year ended 30.06.24
	Notes1	£m	£m
Profit after tax		4,030	3,323

Other comprehensive income/(loss) that may be recycled to profit or loss:2
Currency translation reserve	14	(1,571)	(84)
Fair value through other comprehensive income reserve	14	408	(269)
Cash flow hedging reserve	14	1,720	(90)
Other comprehensive income/(loss) that may be recycled to profit		557	(443)

Other comprehensive income/(loss) not recycled to profit or loss:2
Retirement benefit remeasurements	13	(200)	(97)
Own credit	14	516	(462)
Other comprehensive income/(loss) not recycled to profit		316	(559)

Other comprehensive income/(loss) for the period		873	(1,002)

Total comprehensive income for the period		4,903	2,321

Attributable to:
Equity holders of the parent		4,880	2,295
Non-controlling interests		23	26
Total comprehensive income for the period		4,903	2,321

1	For Notes to the Financial Statements see pages 69 to 89.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at 30.06.25	As at 31.12.24
Assets	Notes1	£m	£m
Cash and balances at central banks		225,723	210,184
Cash collateral and settlement balances		152,316	119,843
Debt securities at amortised cost		69,936	68,210
Loans and advances at amortised cost to banks		8,697	8,327
Loans and advances at amortised cost to customers		339,131	337,946
Reverse repurchase agreements and other similar secured lending at amortised cost		7,917	4,734
Trading portfolio assets		187,223	166,453
Financial assets at fair value through the income statement		218,552	193,734
Derivative financial instruments	8	280,194	293,530
Financial assets at fair value through other comprehensive income		77,311	78,059
Investments in associates and joint ventures		913	891
Goodwill and intangible assets	10	8,186	8,275
Property, plant and equipment		3,504	3,604
Current tax assets		174	155
Deferred tax assets		5,241	6,321
Retirement benefit assets	13	2,997	3,263
Assets included in a disposal group classified as held for sale		5,585	9,854
Other assets		5,100	4,819
Total assets		1,598,700	1,518,202

Liabilities
Deposits at amortised cost from banks		19,348	13,203
Deposits at amortised cost from customers		545,187	547,460
Cash collateral and settlement balances		140,011	106,229
Repurchase agreements and other similar secured borrowings at amortised cost		35,469	39,415
Debt securities in issue		104,910	92,402
Subordinated liabilities	11	12,529	11,921
Trading portfolio liabilities		69,305	56,908
Financial liabilities designated at fair value		317,485	282,224
Derivative financial instruments	8	265,376	279,415
Current tax liabilities		905	566
Deferred tax liabilities		18	18
Retirement benefit liabilities	13	244	240
Provisions	12	1,364	1,383
Liabilities included in a disposal group classified as held for sale		—	3,726
Other liabilities		10,194	10,611
Total liabilities		1,522,345	1,445,721

Equity
Called up share capital and share premium		4,201	4,186
Other reserves	14	693	(468)
Retained earnings		57,746	56,028
Shareholders' equity attributable to ordinary shareholders of the parent		62,640	59,746
Other equity instruments		13,266	12,075
Total equity excluding non-controlling interests		75,906	71,821
Non-controlling interests2		449	660
Total equity		76,355	72,481

Total liabilities and equity		1,598,700	1,518,202

1	For Notes to the Financial Statements see pages 69 to 89.
2
On 16 June 2025, Barclays Bank PLC redeemed and cancelled the outstanding 4.75% Non-Cumulative Callable Euro Preference Series 2 Shares. The principal outstanding was €319m. The movement of £211m in non-controlling interests relates to transfer of the share premium from the original issuance to retained earnings.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests5	Total equity
Half year ended 30.06.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	—	484	—	3,523	4,007	23	4,030
Currency translation movements	—	—	(1,571)	—	(1,571)	—	(1,571)
Fair value through other comprehensive income reserve	—	—	408	—	408	—	408
Cash flow hedges	—	—	1,720	—	1,720	—	1,720
Retirement benefit remeasurements	—	—	—	(200)	(200)	—	(200)
Own credit	—	—	516	—	516	—	516
Total comprehensive income for the period	—	484	1,073	3,323	4,880	23	4,903
Employee share schemes and hedging thereof	82	—	—	669	751	—	751
Issue and redemption of other equity instruments	—	1,182	—	(5)	1,177	—	1,177
Other equity instruments coupon paid	—	(484)	—	—	(484)	—	(484)
Redemption of preference shares	—	—	—	(59)	(59)	(211)	(270)
Vesting of employee share schemes net of purchases	—	—	19	(585)	(566)	—	(566)
Dividends paid	—	—	—	(791)	(791)	(23)	(814)
Repurchase of shares	(67)	—	67	(834)	(834)	—	(834)
Other movements	—	9	2	—	11	—	11
Balance as at 30 June 2025	4,201	13,266	693	57,746	75,906	449	76,355

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1, 2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 31.12.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2024	4,256	12,959	(882)	54,840	71,173	660	71,833
Profit after tax	—	481	—	2,529	3,010	23	3,033
Currency translation movements	—	—	38	—	38	—	38
Fair value through other comprehensive income reserve	—	—	(238)	—	(238)	—	(238)
Cash flow hedges	—	—	867	—	867	—	867
Retirement benefit remeasurements	—	—	—	(206)	(206)	—	(206)
Own credit	—	—	(360)	—	(360)	—	(360)
Total comprehensive income for the period	—	481	307	2,323	3,111	23	3,134
Employee share schemes and hedging thereof	38	—	—	292	330	—	330
Issue and redemption of other equity instruments	—	(892)	—	(4)	(896)	—	(896)
Other equity instruments coupon paid	—	(481)	—	—	(481)	—	(481)
Vesting of employee shares scheme net of purchases	—	—	(4)	(20)	(24)	—	(24)
Dividends paid	—	—	—	(425)	(425)	(23)	(448)
Repurchase of shares	(108)	—	108	(978)	(978)	—	(978)
Other movements	—	8	3	—	11	—	11
Balance as at 31 December 2024	4,186	12,075	(468)	56,028	71,821	660	72,481

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1, 2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 30.06.24	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	510	—	2,787	3,297	26	3,323
Currency translation movements	—	—	(84)	—	(84)	—	(84)
Fair value through other comprehensive income reserve	—	—	(269)	—	(269)	—	(269)
Cash flow hedges	—	—	(90)	—	(90)	—	(90)
Retirement benefit remeasurements	—	—	—	(97)	(97)	—	(97)
Own credit	—	—	(462)	—	(462)	—	(462)
Total comprehensive income for the period	—	510	(905)	2,690	2,295	26	2,321
Employee share schemes and hedging thereof	65	—	—	582	647	—	647
Issue and redemption of other equity instruments	—	(263)	—	(92)	(355)	—	(355)
Other equity instruments coupon paid	—	(510)	—	—	(510)	—	(510)
Vesting of employee shares scheme net of purchases	—	—	3	(488)	(485)	—	(485)
Dividends paid	—	—	—	(796)	(796)	(26)	(822)
Repurchase of shares	(97)	—	97	(782)	(782)	—	(782)
Other movements	—	(37)	—	(8)	(45)	—	(45)
Balance as at 30 June 2024	4,256	12,959	(882)	54,840	71,173	660	71,833

1	As at 30 June 2025, Called up share capital comprises 14,180m (December 2024: 14,420m) ordinary shares of 25p each.
2
During the six months ended 30 June 2025, Barclays PLC announced, alongside its FY24 results, a share buyback programme of £1,000m. This programme was partially executed during the period, with completion occurring on 24 July 2025. As part of this buyback, 270 million shares were repurchased and cancelled in the period. The nominal value of £67 million relating to these shares was transferred from Share capital to the Capital redemption reserve within Other reserves. In the year ended 31 December 2024, Barclays PLC completed two separate share buyback programmes totalling £1,750m. A total of 818 million shares were repurchased and cancelled, with a nominal value of £205 million transferred from Share capital to the Capital redemption reserve within Other reserves.

3
Other equity instruments of £13,266m (December 2024: £12,075m) comprise AT1 securities issued by Barclays PLC. There were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £2,177m (net of £9m issuance costs) and one redemption of £995m (net of £5m issuance costs, transferred to retained earnings on redemption) for the period ended 30 June 2025. During the period ended 31 December 2024, there were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £1,598m, which includes issuance costs of £6m and two redemptions totalling £2,753m.

4	Details are shown in Note 14 - Other reserves on page 81.
5
On 16 June 2025, Barclays Bank PLC redeemed and cancelled the outstanding 4.75% Non-Cumulative Callable Euro Preference Series 2 Shares. The principal outstanding was €319m. The movement of £211m in non-controlling interests relates to transfer of the share premium from the original issuance to retained earnings.

Condensed consolidated cash flow statement (unaudited)
	Half year ended 30.06.25	Half year ended 30.06.24
	£m	£m
Profit before tax	5,203	4,215
Adjustment for non-cash and other items	9,466	4,976
Net (increase)/decrease in loans and advances at amortised cost	(1,950)	1,839
Net increase in deposits at amortised cost	3,872	18,663
Net increase/(decrease) in debt securities in issue	8,195	(1,686)
Changes in other operating assets and liabilities	(3,772)	10,103
Corporate income tax paid	(712)	(540)
Net cash from operating activities	20,302	37,570
Net cash from investing activities	(4,184)	(16,333)
Net cash from financing activities1	3,720	166
Effect of exchange rates on cash and cash equivalents	(2,632)	(1,624)
Net increase in cash and cash equivalents	17,206	19,779
Cash and cash equivalents at beginning of the period	235,611	248,007
Cash and cash equivalents at end of the period	252,817	267,786

1
Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019

Financial Statement Notes

1.
Basis of preparation

These condensed consolidated interim financial statements ("the financial statements") for the six months ended 30 June 2025 have been prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the UK’s FCA, and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK.

The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2024. The annual financial statements for the year ended 31 December 2024 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted by the UK.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report for the financial year ended 31 December 2024.

i.
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.

The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.

ii.
Other disclosures
The Credit risk disclosures on pages 28 to 48 form part of these interim financial statements.

2.
Segmental reporting

Analysis of results by business
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,677	701	407	631	1,318	288	7,022
Non-interest income/(expense)	516	302	290	6,549	369	(152)	7,874
Total income	4,193	1,003	697	7,180	1,687	136	14,896
Of which inter-segmental income/(expense)	1	985	915	(1,895)	(3)	(3)	—

Operating costs	(2,283)	(474)	(472)	(3,993)	(803)	(382)	(8,407)
UK regulatory levies	(43)	(24)	(2)	(27)	—	—	(96)
Litigation and conduct	(29)	(39)	—	(11)	(3)	(5)	(87)
Total operating expenses	(2,355)	(537)	(474)	(4,031)	(806)	(387)	(8,590)
Other net income1	—	—	—	—	—	9	9
Profit/(loss) before impairment	1,838	466	223	3,149	881	(242)	6,315
Credit impairment (charges)/ releases	(237)	(31)	11	(139)	(711)	(5)	(1,112)
Profit/(loss) before tax	1,601	435	234	3,010	170	(247)	5,203

As at 30.06.25	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	299.7	68.2	41.8	1,133.1	31.4	24.5	1,598.7
Total liabilities	282.8	101.9	76.3	1,026.6	23.6	11.1	1,522.3

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.24	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,146	573	362	465	1,334	248	6,128
Non-interest income	567	304	270	5,882	344	(218)	7,149
Total income	3,713	877	632	6,347	1,678	30	13,277
Of which inter-segmental income/(expense)	(23)	1,221	1,045	(1,951)	(3)	(289)	—

Operating costs	(2,048)	(456)	(434)	(3,858)	(796)	(406)	(7,997)
UK regulatory levies	(54)	(30)	(3)	(33)	—	—	(120)
Litigation and conduct	(6)	—	1	(11)	(4)	(43)	(64)
Total operating expenses	(2,108)	(486)	(436)	(3,902)	(800)	(449)	(8,181)
Other net income	—	—	—	—	—	16	16
Profit/(loss) before impairment	1,605	391	196	2,445	878	(403)	5,112
Credit impairment (charges)/releases	(66)	(23)	3	(34)	(719)	(58)	(897)
Profit/(loss) before tax	1,539	368	199	2,411	159	(461)	4,215

As at 31.12.24	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	299.8	61.2	34.1	1,053.9	35.4	33.8	1,518.2
Total liabilities	284.1	94.4	75.0	952.1	24.5	15.6	1,445.7

Inter-segmental income/(expense) refers to the internal charging of revenues between different business segments, reflecting how resources such as funding, capital, or services are utilised across the organisation. Segments which operate with a net customer deposit position contribute surplus deposits as a funding source for other Group segment activities.

1
Other net income/(expense) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

3.
Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers. Refer to Note 2 - Segmental reporting for information about operating segments.

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US consumer Bank	Head Office	Barclays Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	608	229	15	171	1,333	140	2,496
Advisory	—	—	166	282	—	—	448
Brokerage and execution	100	—	79	979	—	—	1,158
Underwriting and syndication	18	51	—	1,391	—	—	1,460
Other	6	—	—	—	—	9	15
Total revenue from contracts with customers	732	280	260	2,823	1,333	149	5,577
Other non-contract fee income	—	14	—	65	—	—	79
Fee and commission income	732	294	260	2,888	1,333	149	5,656
Fee and commission expense	(242)	(46)	(18)	(675)	(959)	(32)	(1,972)
Net fee and commission income	490	248	242	2,213	374	117	3,684

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US consumer Bank	Head Office	Barclays Group
Half year ended 30.06.24	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	551	232	16	171	1,320	171	2,461
Advisory	—	—	156	325	—	—	481
Brokerage and execution	107	—	62	776	—	—	945
Underwriting and syndication	17	46	—	1,391	—	—	1,454
Other	13	—	—	—	—	6	19
Total revenue from contracts with customers	688	278	234	2,663	1,320	177	5,360
Other non-contract fee income	—	11	—	58	—	—	69
Fee and commission income	688	289	234	2,721	1,320	177	5,429
Fee and commission expense	(177)	(43)	(19)	(516)	(893)	(43)	(1,691)
Net fee and commission income	511	246	215	2,205	427	134	3,738

Fee types

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

4.
Staff costs

	Half year ended 30.06.25	Half year ended 30.06.24
Compensation costs	£m	£m
Upfront bonus charge	679	675
Deferred bonus charge	304	269
Other incentives	29	35
Performance costs	1,012	979
Salaries	2,549	2,491
Social security costs	442	395
Post-retirement benefits	280	296
Other compensation costs	354	282
Total compensation costs	4,637	4,443

Other resourcing costs
Outsourcing	437	299
Redundancy and restructuring	83	138
Temporary staff costs	33	31
Other	64	53
Total other resourcing costs	617	521

Total staff costs	5,254	4,964

Barclays Group compensation costs as a % of total income	31.1%	33.5%

5.
Infrastructure, administration and general expenses

	Half year ended 30.06.25	Half year ended 30.06.24
Infrastructure costs	£m	£m
Property and equipment	923	857
Depreciation and amortisation	885	843
Impairment of property, equipment and intangible assets	8	4
Total infrastructure costs	1,816	1,704

Administration and general expenses
Consultancy, legal and professional fees	371	388
Marketing and advertising	287	308
Other administration and general expenses	679	633
Total administration and general expenses	1,337	1,329

Total infrastructure, administration and general expenses	3,153	3,033

6.
Earnings per share

	Half year ended 30.06.25	Half year ended 30.06.24
	£m	£m
Profit attributable to ordinary equity holders of the parent	3,523	2,787

	m	m
Basic weighted average number of shares in issue	14,262	14,972
Number of potential ordinary shares	513	445
Diluted weighted average number of shares	14,775	15,417

	p	p
Basic earnings per ordinary share	24.7	18.6
Diluted earnings per ordinary share	23.8	18.1

7.
Dividends on ordinary shares

	Half year ended 30.06.25		Half year ended 30.06.24
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.50	791	5.30	796

It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2024 full year dividend of 5.5p per ordinary share was paid on 4 April 2025 to the shareholders on the Share Register on 28 February 2025. A half year dividend for 2025 of 3.0p (H124: 2.9p) per ordinary share will be paid on 16 September 2025.

For qualifying American Depositary Receipt (ADR) holders, the half year dividend of 3.0p per ordinary share becomes 12.0p per American Depositary Share (ADS) (representing four shares). The depositary bank will post the half year dividend on 16 September 2025 to ADR holders on the record at close of business on 8 August 2025.

The Directors have confirmed their intention to initiate a share buyback of up to £1bn after the balance sheet date. The share buyback is expected to commence in the third quarter of 2025. The financial statements for the six months ended 30 June 2025 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company. Dividends and share buybacks are funded out of distributable reserves.

8.
Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.25	£m	£m	£m
Foreign exchange derivatives	9,404,176	96,359	(93,246)
Interest rate derivatives	81,608,401	95,461	(81,613)
Credit derivatives	1,710,599	8,471	(8,994)
Equity and stock index and commodity derivatives	3,488,521	76,562	(80,909)
Derivative assets/(liabilities) held for trading	96,211,697	276,853	(264,762)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	151,346	3,070	(92)
Derivatives designated as fair value hedges	161,698	71	(476)
Derivatives designated as hedges of net investments	4,412	200	(46)
Derivative assets/(liabilities) designated in hedge accounting relationships	317,456	3,341	(614)

Total recognised derivative assets/(liabilities)	96,529,153	280,194	(265,376)

As at 31.12.24
Foreign exchange derivatives	8,517,266	123,724	(116,671)
Interest rate derivatives	70,905,836	95,631	(83,967)
Credit derivatives	1,537,115	6,898	(7,455)
Equity and stock index and commodity derivatives	3,164,854	64,738	(70,502)
Derivative assets/(liabilities) held for trading	84,125,071	290,991	(278,595)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	147,180	2,338	(320)
Derivatives designated as fair value hedges	159,182	165	(434)
Derivatives designated as hedges of net investments	4,014	36	(66)
Derivative assets/(liabilities) designated in hedge accounting relationships	310,376	2,539	(820)

Total recognised derivative assets/(liabilities)	84,435,447	293,530	(279,415)

The IFRS netting posted against derivative assets was £43bn including £5bn of cash collateral netted (December 2024: £47bn including £5bn cash collateral netted) and £43bn for liabilities including £4bn of cash collateral netted (December 2024: £46bn including £6bn of cash collateral netted). Derivative asset exposures would be £248bn (December 2024: £261bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £32bn (December 2024: £31bn). Similarly, derivative liabilities would be £240bn (December 2024: £254bn) lower reflecting counterparty netting and cash collateral placed of £23bn (December 2024: £23bn). In addition, non-cash collateral of £13bn (December 2024: £13bn) was held in respect of derivative assets £5bn (December 2024: £5bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation

9.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2024 which provides more detail regarding accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used in the period.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.25	£m	£m	£m	£m
Trading portfolio assets	87,555	89,789	9,879	187,223
Financial assets at fair value through the income statement	7,702	202,019	8,831	218,552
Derivative financial instruments	108	278,097	1,989	280,194
Financial assets at fair value through other comprehensive income	24,755	49,378	3,178	77,311
Investment property	—	—	42	42
Total assets	120,120	619,283	23,919	763,322
Trading portfolio liabilities	(39,606)	(29,275)	(424)	(69,305)
Financial liabilities designated at fair value	(1,576)	(313,061)	(2,848)	(317,485)
Derivative financial instruments	(93)	(262,422)	(2,861)	(265,376)
Total liabilities	(41,275)	(604,758)	(6,133)	(652,166)

As at 31.12.24
Trading portfolio assets	77,761	78,577	10,115	166,453
Financial assets at fair value through the income statement	3,526	181,784	8,424	193,734
Derivative financial instruments	101	291,352	2,077	293,530
Financial assets at fair value through other comprehensive income	25,913	48,407	3,739	78,059
Investment property	—	—	9	9
Total assets	107,301	600,120	24,364	731,785
Trading portfolio liabilities	(27,694)	(28,819)	(395)	(56,908)
Financial liabilities designated at fair value	(181)	(278,785)	(3,258)	(282,224)
Derivative financial instruments	(86)	(276,148)	(3,181)	(279,415)
Total liabilities	(27,961)	(583,752)	(6,834)	(618,547)

The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

As at 30.06.25	Loans	Corporate debt	Asset backed securities	Government debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products1	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	5,468	1,843	883	1,199	—	—	—	—	—	486	9,879
Financial assets at fair value through the income statement	6,096	835	178	32	1,187	—	402	—	—	101	8,831
Derivative financial instruments	—	—	—	—	—	—	—	915	617	457	1,989
Financial assets at fair value through other comprehensive income	2,350	67	757	—	4	—	—	—	—	—	3,178
Investment property	—	—	—	—	—	—	—	—	—	42	42
Total assets	13,914	2,745	1,818	1,231	1,191	—	402	915	617	1,086	23,919
Trading portfolio liabilities	—	(36)	—	(325)	—	—	—	—	—	(63)	(424)
Financial liabilities designated at fair value	—	—	—	—	(17)	(1,575)	(1,240)	—	—	(16)	(2,848)
Derivative financial instruments	—	—	—	—	—	—	—	(774)	(1,349)	(738)	(2,861)
Total liabilities	—	(36)	—	(325)	(17)	(1,575)	(1,240)	(774)	(1,349)	(817)	(6,133)

As at 31.12.24	Loans	Corporate debt	Asset backed securities	Government debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products1	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,146	1,590	991	1,018	—	—	—	—	—	370	10,115
Financial assets at fair value through the income statement	5,455	913	139	35	1,166	—	539	—	—	177	8,424
Derivative financial instruments	—	—	—	—	—	—	—	1,193	481	403	2,077
Financial assets at fair value through other comprehensive income	2,858	108	757	12	4	—	—	—	—	—	3,739
Investment property	—	—	—	—	—	—	—	—	—	9	9
Total assets	14,459	2,611	1,887	1,065	1,170	—	539	1,193	481	959	24,364
Trading portfolio liabilities	—	(374)	(6)	—	—	—	—	—	—	(15)	(395)
Financial liabilities designated at fair value	—	—	—	—	(17)	(1,842)	(1,379)	—	—	(20)	(3,258)
Derivative financial instruments	—	—	—	—	—	—	—	(1,013)	(1,219)	(949)	(3,181)
Total liabilities	—	(374)	(6)	—	(17)	(1,842)	(1,379)	(1,013)	(1,219)	(984)	(6,834)

1	Other products include funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.

Assets and liabilities transferred between Level 1 and Level 2

During the six-month period ended 30 June 2025, there were no material transfers between Level 1 and Level 2 (year ended 31 December 2024: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the six-month period. Transfers have been reflected as if they had taken place at the beginning of the period.

Asset and liability transfers between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Analysis of movements in Level 3 assets and liabilities
	As at 01.01.25					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.25
		Purchases	Sales	Issues	Settlements	Trading income2	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,115	4,125	(3,524)	—	(1,147)	136	—	—	439	(265)	9,879
Financial assets at fair value through the income statement	8,424	2,469	(1,200)	—	(573)	(75)	8	—	63	(285)	8,831
Financial assets at fair value through other comprehensive income	3,739	566	(1,447)	—	(6)	2	29	—	307	(12)	3,178
Investment property	9	33	—	—	—	—	—	—	—	—	42
Trading portfolio liabilities	(395)	(46)	28	—	—	37	—	—	(57)	9	(424)
Financial liabilities designated at fair value	(3,258)	—	91	(617)	31	88	—	—	(179)	996	(2,848)
Net derivative financial instruments1	(1,104)	(17)	249	—	—	166	3	—	(34)	(135)	(872)
Total	17,530	7,130	(5,803)	(617)	(1,695)	354	40	—	539	308	17,786

Analysis of movements in Level 3 assets and liabilities
	As at 01.01.24					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.24
		Purchases	Sales	Issues	Settlements	Trading income2	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,509	3,113	(1,007)	—	(714)	(7)	—	—	1,046	(214)	8,726
Financial assets at fair value through the income statement	8,249	2,804	(1,484)	—	(380)	(19)	174	—	291	(118)	9,517
Financial assets at fair value through other comprehensive income	1,078	1,854	(42)	—	—	1	11	—	—	(448)	2,454
Investment property	2	—	(1)	—	—	—	—	—	—	—	1
Trading portfolio liabilities	(368)	(24)	17	—	—	18	—	—	(34)	6	(385)
Financial liabilities designated at fair value	(1,222)	(6)	28	(627)	16	(27)	(21)	—	(881)	248	(2,492)
Net derivative financial instruments1	(1,113)	(182)	32	(19)	(169)	(181)	—	—	21	109	(1,502)
Total	13,135	7,559	(2,457)	(646)	(1,247)	(215)	164	—	443	(417)	16,319
1
Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £1,989m (June 2024: £2,833m) and derivative financial liabilities were £(2,861)m (June 2024: £(4,335)m).

2	Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Unrealised gains and losses on Level 3 assets and liabilities

The following table discloses the unrealised gains and losses recognised in the six-month period arising on Level 3 assets and liabilities held at the period end:

	Half year ended 30.06.25				Half year ended 30.06.24
	Income statement		Other comprehensive income	Total	Income statement		Other comprehensive income	Total
	Trading income1	Other income			Trading income1	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	21	—	—	21	(2)	—	—	(2)
Financial assets at fair value through the income statement	(74)	7	—	(67)	1	47	—	48
Financial assets at fair value through other comprehensive income	1	28	—	29	1	11	—	12
Investment property	—	—	—	—	—	—	—	—
Trading portfolio liabilities	34	—	—	34	17	—	—	17
Financial liabilities designated at fair value	87	—	—	87	(29)	(10)	—	(39)
Net derivative financial instruments	164	3	—	167	(180)	—	—	(180)
Total	233	38	—	271	(192)	48	—	(144)

1	Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Current period valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2024.

Sensitivity analysis of valuations using unobservable inputs (Relates to Level 3 Portfolios)

	As at 30.06.25				As at 31.12.24
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Loans	306	38	(285)	(38)	653	43	(766)	(43)
Corporate debt	77	1	(49)	(1)	87	—	(56)	—
Asset backed securities	83	8	(57)	(8)	57	4	(40)	(4)
Government debt	54	—	(62)	—	47	—	(56)	—
Private equity investments	230	1	(230)	(1)	232	—	(232)	—
Interest rate derivatives	85	—	(158)	—	98	—	(212)	—
Equity derivatives	221	—	(261)	—	199	—	(269)	—
Other Products1	84	—	(99)	—	92	—	(104)	—
Total	1,140	48	(1,201)	(48)	1,465	47	(1,735)	(47)

1	Other products includes funds and fund linked products, equity cash products, credit derivatives and foreign exchange derivatives.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,188m (December 2024: £1,512m) or to decrease fair values by up to £1,249m (December 2024: £1,782m) with substantially all of the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2024.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at 30.06.25	As at 31.12.24
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(536)	(542)
Uncollateralised derivative funding	28	19
Derivative credit valuation adjustments	(189)	(184)
Derivative debit valuation adjustments	117	108

●
Exit price adjustments derived from market bid-offer spreads decreased by £6m to £(536)m.
●
Uncollateralised derivative funding increased by £9m to £28m on back of change in underlying moves in the exposure profile of the derivative portfolio in scope and input funding spreads.
●
Derivative credit valuation adjustments increased by £5m to £(189)m on back of change in underlying moves in the exposure profile of the derivative portfolio in scope and input credit spread.
●
Derivative debit valuation adjustments increased by £9m to £117m on back of change in underlying moves in the exposure profile of the derivative portfolio in scope and input Barclays Bank PLC credit spread.

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Financial instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £266m (December 2024: £273m) for financial instruments measured at fair value and £168m (December 2024: £173m) for financial instruments carried at amortised cost. There are additions and FX revaluation of £47m (December 2024: £173m) and amortisation and releases of £54m (December 2024: £105m) in amounts attributable to financial instruments measured at fair value and additions of £nil (December 2024: £nil) and amortisation and releases of £5m (December 2024: £19m) in amounts attributable to financial instruments measured at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by fees that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,004m (December 2024: £4,844m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2024.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

	As at 30.06.25		As at 31.12.24
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	69,936	69,528	68,210	67,354
Loans and advances at amortised cost	347,828	345,952	346,273	343,016
Reverse repurchase agreements and other similar secured lending	7,917	7,917	4,734	4,734

Financial liabilities
Deposits at amortised cost	(564,535)	(564,669)	(560,663)	(560,393)
Repurchase agreements and other similar secured borrowing	(35,469)	(35,469)	(39,415)	(39,415)
Debt securities in issue	(104,910)	(106,837)	(92,402)	(94,463)
Subordinated liabilities	(12,529)	(12,978)	(11,921)	(12,434)

10.
 Goodwill and intangible assets

The Group performed an impairment review to assess the recoverability of its goodwill and intangible asset balances as at 31 December 2024. The outcome of this review is disclosed on pages 493-494 of the Barclays PLC Annual Report 2024. No impairment was recognised as a result of the review as value in use exceeded carrying amount. A review of the Group's goodwill and intangible assets as at 30 June 2025 did not identify any factors indicating impairment.

11.
Subordinated liabilities

	Half year ended 30.06.25	Year ended 31.12.24
	£m	£m
Opening balance as at 1 January	11,921	10,494
Issuances	1,045	1,870
Redemptions	(115)	(476)
Other	(322)	33
Closing balance	12,529	11,921

Issuance of £1,045m EUR 4.616% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays PLC.

Redemption of £115m SGD 3.750% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays PLC.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

12.
Provisions
	As at 30.06.25	As at 31.12.24
	£m	£m
Customer redress	295	299
Legal, competition and regulatory matters	97	59
Redundancy and restructuring	183	213
Undrawn contractually committed facilities and guarantees	425	439
Onerous leases	—	14
Sundry provisions	364	359
Total	1,364	1,383

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of the Group’s business activities.

Motor finance provision

Following legal and regulatory developments in the UK in 2024, including the Court of Appeal judgment in October 2024 against other lenders in three motor finance commissions cases (subject to appeal to the Supreme Court, which was heard in early April 2025 and for which the judgment has not been issued at the date of this announcement), and the ongoing FCA review into historical motor finance commission arrangements and sales, Clydesdale Financial Services recognised a provision of £90m in 2024 (H1 2025: Nil income statement impact). In determining the provision, Barclays considered the information then available and estimated the potential impact of remediating any complaints Barclays might receive relating to these matters by considering the potential basis for and timing of redress, which complaints might be valid or invalid, and the potential level of such complaints. All these assumptions, however, are subject to significant uncertainty and continue to be monitored and will be updated as appropriate. Barclays reassessed the provision as at 30 June 2025 and determined that no material adjustment was required. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain and as a result the ultimate financial impact could be materially different to the amount provided. The FCA has stated that it will confirm within six weeks of the Supreme Court judgment whether it proposes to consult on introducing a redress scheme including the basis of calculation of any redress, which complaints are valid or in scope of a potential scheme and whether customers will need to opt in or opt out. Under the FCA's rules, Barclays’ obligation to respond to motor finance commission complaints is paused until after 4 December 2025. Barclays ceased operating in the motor finance market in late 2019, although historical operations before this time may be in scope of any potential FCA consumer redress scheme.

13.
Retirement benefits

As at 30 June 2025, the Group’s IAS 19 net retirement benefit assets were £2.8bn (December 2024: £3.0bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net surplus of £2.9bn (December 2024: £3.2bn). The movement for the UKRF was mainly driven by actual price inflation being higher than assumed.

The UKRF annual funding update as at 30 September 2024 showed a surplus of £1.75bn compared to £2.02bn at 30 September 2023.

Sectionalisation of the UKRF
As at 30 June 2025, Barclays Bank PLC was the principal employer of the UKRF, with Barclays Bank UK PLC and Barclays Execution Services Limited as participating employers.

From 1 July 2025, the UKRF was amended to become a sectionalised scheme to meet the requirements of the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating two separate sections - the Barclays Bank Section and the Barclays UK Section. From 1 July 2025, Barclays Bank PLC became the principal employer of the Barclays Bank Section, with Barclays Execution Services Limited as a participating employer. From that date, Barclays Bank UK PLC participates only in the Barclays UK Section and is solely responsible for funding that section. The sectionalisation and associated steps mean that the Barclays Bank UK Group is separated from any exposure to the Barclays Bank Section of the UKRF, and the Barclays Bank Group is separated from any exposure to the Barclays UK Section.

This does not change the balance sheet position of the UKRF at the point of sectionalisation from the Group's perspective, and employees’ benefits are unchanged.

14.
Other reserves

	As at 30.06.25	As at 31.12.24
	£m	£m
Currency translation reserve	2,054	3,625
Fair value through other comprehensive income reserve	(1,465)	(1,873)
Cash flow hedging reserve	(1,210)	(2,930)
Own credit reserve	(541)	(1,059)
Other reserves and treasury shares	1,855	1,769
Total	693	(468)

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2025, there was a cumulative gain of £2,054m (December 2024: £3,625m gain) in the currency translation reserve, a loss during the period of £1,571m (2024: loss of £46m) net of tax credit of £3m (2024: £13m). This principally reflects the appreciation of GBP against USD, INR & JPY offset by GBP depreciating against EURO during 2025.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.

As at 30 June 2025, there was a cumulative loss of £1,465m (December 2024: £1,873m loss) in the fair value through other comprehensive income reserve. The gain during the period of £408m (2024: £505m loss) is principally driven by a £499m gain (2024: £536m loss) due to decrease in yields and a net loss of £68m transferred to the income statement (2024: £164m gain) offset by a tax charge of £157m (2024: tax credit of £194m).

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2025, there was a cumulative loss of £1,210m (December 2024: £2,930m loss) in the cash flow hedging reserve. The £1,720m gain in the period (2024: £777m gain) is principally driven by £1,662m gain (2024: £824m loss) from fair value movements on interest rate swaps as major interest rate forward curves decreased (2024: increased), £707m of accumulated losses transferred to the income statement (2024: £1,831m losses) and a tax charge of £667m (2024: tax charge of £281m).

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2025, there was a cumulative loss of £541m (December 2024: £1,059m loss) in the own credit reserve, the gain of £518m during the period (2024: loss of £819m) principally reflects a £709m gain (2024: loss of £1,131m) from the widening of credit spreads partially offset by tax charge of £194m (2024: tax credit of £309m).

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.
As at 30 June 2025, there was a cumulative gain of £1,855m (December 2024: £1,769m gain). This principally reflects an increase of £67m (December 2024: increase of £205m) due to the repurchase of 270m shares (December 2024: 818m) as part of the share buybacks conducted in the six months ended 30 June 2025 and £19m gain (December 2024: £1m loss) on account of increase in treasury shares balance held in relation to employee share schemes.

15.
Contingent liabilities and commitments
	As at 30.06.25	As at 31.12.24
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	16,685	16,713
Performance guarantees, acceptances and endorsements	8,762	8,633
Total	25,447	25,346

Commitments
Documentary credits and other short-term trade related transactions	1,252	1,433
Standby facilities, credit lines and other commitments1	408,805	421,716
Total	410,057	423,149

1	Includes exposures relating to financial assets classified as assets held for sale.

Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on Barclays relating to legal and competition and regulatory matters can be found in Note 16.

16.
Legal, competition and regulatory matters

The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgements in accordance with the relevant accounting policies applicable to Note 12, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1.
Barclays PLC and Barclays Bank PLC

Proceedings relating to certain advisory services agreements

In 2023, Barclays Bank PLC received requests for arbitration from two Jersey special purpose vehicles connected to PCP International Finance Limited asserting claims in relation to the October 2008 capital raising. This matter is now concluded, and there are no other outstanding matters relating to the advisory services agreements.

Civil actions related to LIBOR and other benchmarks

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

US civil actions related to LIBOR

Multiple civil actions have been filed in the US against the Group and other banks alleging manipulation of USD LIBOR, Sterling LIBOR and the LIBOR benchmark that was administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE LIBOR).

With respect to USD LIBOR, one action alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates remains pending in the Southern District of New York (SDNY) seeking unspecified damages. Barclays Bank PLC has moved for summary judgment in this action, and briefing on that motion was completed in January 2025. The other action has settled. The settlement is not material to the Group’s operating results, cash flows or financial position.

With respect to Sterling LIBOR, consolidated class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, manipulation of the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were dismissed in 2018. Oral argument on the plaintiffs’ appeal of that dismissal was heard by the US Court of Appeals for the Second Circuit (Second Circuit) in April 2024.

With respect to ICE LIBOR, in August 2020, a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR brought an action against Barclays Bank PLC and other financial institutions alleging Antitrust Act violations. The defendants’ motion to dismiss the case was granted in 2022. The US Court of Appeals for the Ninth Circuit affirmed the dismissal in December 2024. The plaintiffs’ petition for US Supreme Court review was denied in June 2025, concluding the matter.

Non-US benchmarks civil actions

The remaining UK claim, issued in 2017, against Barclays Bank PLC and other banks in connection with alleged manipulation of LIBOR has now settled. The settlement is not material to the Group’s operating results, cash flows or financial position. Proceedings have also been brought in Spain, Italy and Israel relating to alleged manipulation of LIBOR and EURIBOR. The proceedings in Israel have concluded.

Foreign exchange civil actions

Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, the Netherlands, Israel, Brazil and Australia. In the Australia and Israel proceedings settlements in principle have been agreed subject to court approval.

The above-mentioned proceedings include a class action filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify the claim in 2022 and in 2023, the Court of Appeal overturned the CAT’s decision and found that the claim should be certified on an opt-out basis. The UK Supreme Court heard arguments in April 2025, concerning the appeal brought by Barclays and the other financial institutions involved.

Metals-related civil actions

A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage-related civil action

There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties appealed the decision and in January 2025, the appellate court reversed the lower court’s decision and dismissed the action. The plaintiff has requested review by the New York State Court of Appeals.

Government and agency securities civil actions

Treasury auction securities civil actions

Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants: (i) conspired to manipulate the US Treasury securities market; and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in 2021 and the plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal. The plaintiffs did not seek US Supreme Court review, thereby concluding the matter.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.

Variable Rate Demand Obligations civil actions

Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California and the matter is in discovery. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action. The defendants are appealing this decision.

Odd-lot corporate bonds antitrust class action

In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action in the US. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021, which the plaintiffs appealed. In July 2024, the Second Circuit vacated the judgment and remanded the case to the SDNY, where the plaintiffs filed a second amended complaint in September 2024. The defendants have filed a motion to dismiss.

Credit Default Swap civil action

A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023. In January 2024, the SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs appealed to the Second Circuit and the appeal was denied in May 2025. The case has returned to New Mexico federal court.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one putative class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The parties have reached a settlement of the class action, which received final court approval and has been paid. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position. The individual claims are proceeding separately in the SDNY.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In 2021, the trial court entered judgment in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. In 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties filed cross-motions on the scope of trial. In January 2024, the court ruled in Barclays’ favour. In December 2024, the appellate court reversed the trial court’s judgment.

Civil actions in respect of the US Anti-Terrorism Act

Eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment is fully briefed. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints. The two other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.

Shareholder derivative action

In 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff sought damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in 2023 by the First Judicial Department in New York. The plaintiff appealed the First Judicial Department’s decision to the New York Court of Appeals. The dismissal was affirmed by the New York Court of Appeals in May 2025, concluding the matter.

Skilled person review in relation to historical timeshare loans and associated matters

Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historical affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historical lending to ascertain whether its practices caused customer harm and has remediated any examples of harm. This work was substantially completed during 2023, utilising provisions booked to account for any remediations. This matter is now concluded.

Motor finance commission arrangements

In January 2024, the FCA appointed a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. Barclays is cooperating fully with the FCA’s skilled person review, the outcome of which is unknown. This review follows two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against CFS in relation to commission arrangements and disclosure in the sale of motor finance products, and a number of complaints and court claims, including some against CFS.

In April 2024, CFS filed a judicial review challenge in the High Court against the FOS’s decision in relation to commission arrangements and disclosure in the sale of motor finance products. In December 2024, the High Court ruled against CFS. CFS has appealed the decision to the English Court of Appeal.

Separately, in October 2024, the English Court of Appeal issued judgment against the lenders in three motor finance commissions cases. CFS is not a party to this litigation. The Supreme Court heard an appeal of these cases in April 2025 and judgment is yet to be issued. In light of the English Court of Appeal decision and onward appeal to the UK Supreme Court, the FCA extended its pause on complaints to include all motor finance commissions, not just discretionary commission arrangements.

CFS ceased operating in the motor finance market in late 2019. In 2020, CFS was transferred from Barclays Bank PLC to Barclays Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFS.

Over-issuance of securities in the US

In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements.

In 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the price of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants’ motion to dismiss the case was granted in part and denied in part in February 2024. The parties reached a settlement in respect of such lawsuit, which has received final court approval and has been paid, concluding the matter. The financial impact of this settlement is not material to the Group’s operating results, cash flows or financial position.

In addition, holders of VXX ETNs have brought a purported class action in federal court in New York against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of the ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays’ motion to dismiss was granted in March 2025. The plaintiffs’ motion for reconsideration was denied in June 2025. The plaintiffs are appealing the decision.

In March 2024, a putative class action was filed in federal court in New York against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities. Barclays’ motion to dismiss was granted in March 2025. The plaintiff is appealing the decision.

2.
Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays appealed HMRC's decisions to the First-Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the ongoing VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group. In respect of the ongoing VAT payments, the court upheld HMRC’s denial of the VAT grouping in August 2024. Barclays has appealed this decision to the Upper Tribunal.

FCA investigations concerning financial crime systems and controls and compliance with the Money Laundering Regulations

The FCA conducted civil enforcement investigations into Barclays Bank PLC’s and Barclays Bank UK PLC’s compliance with the Money Laundering Regulations and the FCA’s Principles of Business and Rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation of Barclays Bank PLC focused primarily on the historical oversight and management of a customer with heightened risk. In July 2025, Barclays Bank PLC agreed a settlement with the FCA to resolve the investigation. At the same time, Barclays Bank UK PLC reached a settlement with the FCA in a separate investigation concerning the onboarding of a client money account for an FCA-regulated firm. The FCA recognised Barclays’ cooperation in both matters, which are now concluded.

UK bank levy

In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC’s interpretation of the UK bank levy legislation differs from Barclays’ interpretation of the legislation, which has been applied in Barclays’ UK bank levy returns and which Barclays continues to consider is correct. In December 2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Engagement with HMRC is at an early stage and assessments have not yet been issued.

3.
Barclays PLC

Civil action in respect of statements concerning Barclays' former CEO

In 2023, a purported class action was filed in federal court in California against Barclays PLC and a number of current and former senior executives of Barclays PLC. It was amended in 2024 to assert claims under US and UK securities laws against Barclays PLC and individual defendants. The complaint seeks to hold the defendants responsible for declines in the price of Barclays PLC’s American depositary receipts and Barclays’ shares, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in Barclays’ public disclosures relating to its former CEO’s relationship with Jeffrey Epstein. Barclays PLC and an individual defendant’s motion to dismiss was granted in part and denied in part in June 2025, while another individual defendant’s motion to dismiss was denied.

General

The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, guarantees, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, measures to combat money laundering and financial crime, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

17.
Related party transactions

Related party transactions in the half year ended 30 June 2025 were similar in nature to those disclosed in the Barclays PLC Annual Report 2024. No related party transactions that have taken place in the half year ended 30 June 2025 have materially affected the financial position or the performance of the Group during this period, and there have been no changes to the related party transactions described in the Barclays Annual Report 2024 that have materially affected the financial position or the performance of the Group during this period.

18.
Assets and liabilities included in disposal group classified as held for sale

Barclays has decided not to bid to become the sole issuer for a co-branded card portfolio in USCB, leading to its transfer in H1 2026. This portfolio held within USCB is expected to be sold at a premium.

The perimeter of the disposal group has been accounted for in line with the requirements of IFRS5 as at 30 June 2025. A detailed analysis of the disposal group is presented below. The 2025 disposal group includes the US Cards portfolio within USCB. The 2024 disposal group includes the US Cards portfolio within USCB and the German Consumer Finance Business within Head Office that Barclays announced has been sold during the period.
	As at 30.06.25	As at 31.12.24
Assets included in disposal groups classified as held for sale	£m	£m
Loans and advances to customers	5,464	9,544
Intangible assets	10	25
Property, plant and equipment	—	24
Other assets	111	261
Total assets classified as held for sale	5,585	9,854

Liabilities included in disposal groups classified as held for sale
Deposits from customers	—	3,647
Other liabilities	—	77
Provisions	—	2
Total liabilities classified as held for sale	—	3,726

Net assets classified as held for sale	5,585	6,128

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 90 to 91.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 92 to 93.

Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date. The components of the calculation have been included on pages 94 to 96.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 25.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 96.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.

Returns

	Half year ended 30.06.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,090	284	184	2,075	128	(238)	3,523

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.7	3.4	1.2	29.2	4.1	8.2	61.8
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.7	3.4	1.1	29.2	3.5	4.6	53.5

Return on average tangible equity	18.6%	16.8%	33.2%	14.2%	7.3%	n/m	13.2%

	Half year ended 30.06.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,063	248	151	1,614	119	(408)	2,787

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.3	3.0	1.1	30.0	3.6	6.0	58.0
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.3)	(3.6)	(7.9)
Average tangible equity	10.4	3.0	1.0	30.0	3.3	2.4	50.1

Return on average tangible equity	20.4%	16.6%	29.7%	10.8%	7.2%	n/m	11.1%

Barclays Group
Return on average tangible shareholders' equity	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,659	1,864	965	1,564	1,237	1,550	(111)	1,274

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	62.1	61.4	59.7	59.1	57.7	58.3	57.1	55.1
Average goodwill and intangibles	(8.2)	(8.3)	(8.2)	(8.1)	(7.9)	(7.8)	(8.2)	(8.6)
Average tangible shareholders' equity	53.9	53.1	51.5	51.0	49.8	50.5	48.9	46.5

Return on average tangible shareholders' equity	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%	11.0%

Barclays UK
Return on average allocated tangible equity	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	580	510	781	621	584	479	382	531

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.8	15.7	15.1	14.5	14.4	14.3	14.1	14.0
Average goodwill and intangibles	(4.0)	(4.0)	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)
Average allocated tangible equity	11.8	11.7	11.2	10.6	10.5	10.4	10.2	10.1

Return on average allocated tangible equity	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%	21.0%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	142	142	98	144	135	113	59	129

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.4	3.3	3.2	3.1	3.0	3.0	2.8	2.8
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.4	3.3	3.2	3.1	3.0	3.0	2.8	2.8

Return on average allocated tangible equity	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%	18.3%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	88	96	63	74	77	74	47	102

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.1	1.1	1.1	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.0	1.0	1.0	1.0	1.0

Return on average allocated tangible equity	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%	41.2%

Barclays Investment Bank
Return on average allocated tangible equity	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	876	1,199	247	652	715	899	(149)	580

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.7	29.6	29.3	29.5	29.9	30.0	28.9	28.8
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	28.7	29.6	29.3	29.5	29.9	30.0	28.9	28.8

Return on average allocated tangible equity	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%	8.0%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	87	41	94	89	75	44	(3)	3

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.0	4.2	4.0	3.8	3.6	3.6	3.6	3.8
Average goodwill and intangibles	(0.6)	(0.6)	(0.6)	(0.5)	(0.3)	(0.3)	(0.3)	(0.7)
Average allocated tangible equity	3.4	3.6	3.4	3.3	3.3	3.3	3.3	3.1

Return on average allocated tangible equity	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%	0.4%

Loan loss rates

	Half year ended 30.06.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(237)	(31)	11	(139)	(711)	(5)	(1,112)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	228.5	28.2	14.8	126.8	27.4	2.7	428.4

Loan loss rate (bps)	21	22	(15)	22	523	n/m	52

	Half year ended 30.06.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(66)	(23)	3	(34)	(719)	(58)	(897)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	217.3	26.0	14.1	115.5	32.1	4.0	409.0

Loan loss rate (bps)	6	18	(4)	6	509	n/m	45

1	Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays Group
Loan loss rate	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(469)	(643)	(711)	(374)	(384)	(513)	(552)	(433)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	428.4	430.4	429.6	408.3	409.0	407.6	409.3	411.2

Loan loss rate (bps)	44	61	66	37	38	51	54	42

Barclays UK
Loan loss rate	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(79)	(158)	(283)	(16)	(8)	(58)	(37)	(59)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	228.5	227.5	227.5	218.4	217.3	219.4	223.3	225.7

Loan loss rate (bps)	14	28	49	3	1	11	7	10

Barclays UK Corporate Bank
Loan loss rate	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(12)	(19)	(40)	(13)	(8)	(15)	(18)	(15)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	28.2	27.0	25.8	25.2	26.0	26.1	26.6	27.2

Loan loss rate (bps)	17	28	62	21	12	23	27	21

Barclays Private Bank and Wealth Management
Loan loss rate	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	2	9	(2)	(7)	3	—	4	2

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	14.8	14.8	14.7	14.3	14.1	14.1	13.8	13.6

Loan loss rate (bps)	(5)	(25)	5	19	(9)	—	(10)	(7)

Barclays Investment Bank
Loan loss rate	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(67)	(72)	(46)	(43)	(44)	10	(23)	23

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	126.8	129.6	124.9	116.5	115.5	113.2	109.4	108.6

Loan loss rate (bps)	21	23	15	15	15	(4)	8	(8)

Barclays US Consumer Bank
Loan loss rate	Q225	Q125	Q424	Q324	Q224	Q124	Q423	Q323
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(312)	(399)	(298)	(276)	(309)	(410)	(449)	(404)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	27.4	28.9	30.0	26.7	32.1	27.0	28.0	27.5

Loan loss rate (bps)	456	562	395	411	438	610	636	582

Tangible net asset value per share	As at 30.06.25	As at 31.12.24	As at 30.06.24
	£m	£m	£m
Total equity excluding non-controlling interests	75,906	71,821	71,173
Other equity instruments	(13,266)	(12,075)	(12,959)
Goodwill and intangibles	(8,186)	(8,275)	(7,839)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	54,454	51,471	50,375

	m	m	m
Shares in issue	14,180	14,420	14,826

	p	p	p
Tangible net asset value per share	384	357	340

Shareholder Information

Results timetable1				Date
Ex-dividend date				7 August 2025
Dividend record date				8 August 2025
DRIP last election date				22 August 2025
Dividend payment date				16 September 2025
Q3 2025 Results Announcement				22 October 2025

For qualifying US and Canadian resident ADR holders, the 2025 half year dividend of 3.0p per ordinary share becomes 12.0p per ADS (representing four shares). The ex-dividend date for ADR holders is 8 August 2025. The dividend record and dividend payment dates for ADR holders are as shown above.

A Dividend Re-Investment Plan (DRIP) is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares.
More information can be found at shareview.co.uk/info/drip

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date. Qualifying US and Canadian resident ADR holders should contact Shareowner Services for further details regarding the DRIP.

Barclays PLC ordinary shares ISIN code: GB0031348658
Barclays PLC ordinary shares TIDM Code: BARC

				% Change2
Exchange rates	30.06.25	31.12.24	30.06.24	31.12.24	30.06.24
Period end - USD/GBP	1.37	1.25	1.26	10%	9%
6 month average - USD/GBP	1.30	1.28	1.26	2%	3%
3 month average - USD/GBP	1.35	1.28	1.26	5%	7%
Period end - EUR/GBP	1.17	1.21	1.18	(3)%	(1)%
6 month average - EUR/GBP	1.19	1.18	1.19	1%	—%
3 month average - EUR/GBP	1.18	1.20	1.18	(2)%	—%

Share price data
Barclays PLC (p)	337.30	268.15	208.90
Barclays PLC number of shares (m)3	14,180	14,420	14,826

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)4.

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The change is the impact to GBP reported information.
3
The number of shares of 14,180m as at 30 June 2025 is different from the 14,176m quoted in the 1 July 2025 announcement entitled “Total Voting Rights” because the share buyback transactions executed on 27 and 30 June 2025 did not settle until 1 and 2 July 2025 respectively.

4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.